BEA東亞銀行

02 SEP -4 AM 12:34

Our Ref: SHR/02/72

August 24, 2002

BY REGISTERED AIRMAIL

02049669

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/im/296
Encls.

9/5

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017
www.hkbea.com

Annex to Letter to the SEC
dated August 24, 2002 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since May 10, 2002 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document: Form SC1 Return of Allotments
Date: June 5, 2002
Source of Requirement: Hong Kong Companies Ordinance

2. Document: Press announcement in respect of Connected Transaction
Date: June 27, 2002
Source of Requirement: The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

3. Document: Form SC1 Return of Allotments
Date: July 5, 2002
Source of Requirement: Hong Kong Companies Ordinance

4. Document: Notification of Board meeting declaring the interim results and interim dividend for the year ending December 31, 2002
Date: July 5, 2002
Source of Requirement: HKSE Listing Rules

5. Document: Interim Report 2002
Date: August 1, 2002
Source of Requirement: HKSE Listing Rules

6. Document: Press Announcement in respect of announcement of 2002 interim results
Date: August 2, 2002
Source of Requirement: HKSE Listing Rules

7. Document: Notification of Changes of Secretary and Directors
Date: August 2, 2002
Source of Requirement: Hong Kong Companies Ordinance

8. Document: Form SC1 Return of Allotments
Date: August 6, 2002
Source of Requirement: Hong Kong Companies Ordinance

9. Document: Listing Document in respect of 2002 interim scrip dividend scheme
Date: August 16, 2002
Source of Requirement: HKSE Listing Rules

表格 SC1

Companies Registry
公 司 註 冊 處

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 **Company Name** 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
10	05	2002		31	05	2002

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$550,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$2,686,660.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 （包括此分配） $ HK$3,598,871,792.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-113,000-	HK$2.50	HK$15.30	Nil	HK$12.80	HK$1,446,400.00
Ordinary	-58,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$556,220.00
Ordinary	-49,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$684,040.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97號

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-220,000-		
	Total Shares Allotted by Class 各類股份分配總額	-220,000-		

Signed 簽名：

(Name 姓名)：(Molly HO Kam Lan) Date 日期：25 JUN 2002

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply* 請刪去不適用者

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The Directors of the Bank announce that the Bank has on 26th June 2002 entered into a memorandum of agreement with Garudia Limited and Lunalite Company Limited, both indirect wholly-owned subsidiaries of Sun Hung Kai Properties Limited in respect of the purchase by the Bank of a property. The entering into of the Memorandum constitutes a connected transaction for the Bank under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

THE MEMORANDUM

The Directors of The Bank of East Asia, Limited (the "**Bank**") wish to announce that the Bank has entered into a legally-binding memorandum of agreement (the "**Memorandum**") on 26th June 2002 with Garudia Limited and Lunalite Company Limited (together, the "**Proposed Sellers**"), both indirect wholly-owned subsidiaries of Sun Hung Kai Properties Limited ("**SHKP**"), in respect of the purchase by the Bank of a property (the "**Transaction**").

Pursuant to the Memorandum, upon the satisfaction of the condition, the Bank and the Proposed Sellers shall enter into a formal, detailed sale and purchase agreement (the "**Sale and Purchase Agreement**") for the purchase of certain properties comprised in a proposed building to be named as "Millennium City 5" (the "**Property**"). The entering into of the Sale and Purchase Agreement is conditional upon the obtaining of the consent by the Proposed Sellers of the Director of Lands to enter into the Sale and Purchase Agreement and for a relevant provision to be incorporated into the agreement(s) for the sale and purchase of units in the said proposed building other than the Property.

THE SALE AND PURCHASE AGREEMENT

Within 14 days of the satisfaction of the above condition of the Memorandum, the Bank and the Proposed Sellers shall enter into the Sale and Purchase Agreement in respect of the sale and purchase of the Property. The Property comprises 15 entire levels, a portion of a further level, a portion of the roof and 40 car-parking spaces of a proposed new building to be erected by the Proposed Sellers in Kwun Tong. The Proposed Sellers are the developers of the proposed new building and have agreed to carry out the design and construction of it. As the Proposed Sellers are wholly-owned subsidiaries of SHKP, their obligations under the Sale and Purchase Agreement will be guaranteed by SHKP.

Consideration

The consideration for the purchase of the Property will be HK$1,333,844,800 (subject to adjustment at completion of the Sale and Purchase Agreement and is inclusive of any liability for stamp duty), payable in instalments, with the last instalment to be paid on completion of the Sale and Purchase Agreement. The consideration will be funded by internal resources. The consideration was arrived at after arm's length negotiations and are on normal commercial terms.

REASONS FOR THE TRANSACTION

The Bank is principally engaged in providing banking and related financial services in Hong Kong. The purpose of acquiring 406,660 sq. ft. in Millennium City 5 is for office centralisation of all supporting operations of the Bank. Office centralisation is necessary for the operation cost cut in the medium term and sustainable growth of the Bank in the long run with the introduction of the latest technology and work synergy on various operational workflows. Due to substantial improvement in spacious efficiency with a large floor plate of over 20,000 sq. ft., buffer space would be available for future growth of the Bank. The Directors consider the terms of the Memorandum and the Sale and Purchase Agreement are based on normal commercial terms and are fair and reasonable as far as the shareholders of the Bank are concerned and are in the interest of the Bank as a whole.

CONNECTED TRANSACTION

Mr. Thomas Kwok Ping-kwong is an independent non-executive director of the Bank. Mr. Kwok is also an executive director of SHKP. The Proposed Sellers are indirect wholly-owned subsidiaries of SHKP. Mr. Kwok, together with his family interests taken together is directly or indirectly interested in more than 30% of the voting power at general meetings of SHKP. Therefore, each of the Proposed Sellers is an "associate" of Mr. Kwok as defined under the Rules Governing the Listing of Securities (the "**Listing Rules**") on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") and, accordingly, the Proposed Sellers are connected persons of the Bank under the Listing Rules and the Transaction constitutes a connected transaction for the Bank under Rule 14.23(1) of the Listing Rules. Mr. Kwok does not have any shareholding interest in the Bank or any of its subsidiaries. Mr. Kwok is not a director of any of the subsidiaries of the Bank.

In addition, Dr. Lee Shau Kee is an independent non-executive director of the Bank. Dr. Lee is also a non-executive director and a vice-chairman of SHKP. However, neither of the Proposed Sellers is an "associate" of Dr. Lee for the purposes of the Listing Rules, and thus the Transaction will not constitute a connected transaction by virtue of Dr. Lee's position as an independent non-executive director of the Bank and a non-executive director and a vice-chairman of SHKP.

Under the Listing Rules, the Transaction constitutes a connected transaction for the Bank. However, the Transaction is only connected by virtue of the interest of an independent non-executive director of the Bank, namely, Mr. Kwok. The Bank is not the principal business interest of Mr. Kwok nor does he control the Bank. Hence, pursuant to Rule 14.23(2) of the Listing Rules, the Bank has applied to the Stock Exchange for a waiver from the strict compliance with the requirements under Rule 14.26 of the Listing Rules to obtain approval from its shareholders in respect of the Memorandum, the Sale and Purchase Agreement and the Transaction and such waiver has been granted to the Bank.

It is the opinion of the Bank's financial adviser, Goldman Sachs, that the terms of the Transaction are fair and reasonable so far as the interests of the Bank and its shareholders are concerned.

The purpose of this announcement is to supply shareholders of the Bank with information relating to the Transaction. Details of the Transaction will also be included in the next published annual report of the Bank.

By Order of the Board
David Li Kwok-po
Chairman and Chief Executive

Hong Kong, 26th June 2002

表格 SC1

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 **Company Name** 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

03	06	2002	To 至	25	06	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$454,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$1,971,380.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) $ HK$3,599,325,792.50
累積繳足股款總額 (包括此分配)

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-71,600-	HK$2.50	HK$15.30	Nil	HK$12.80	HK$916,480.00
Ordinary	-110,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$1,054,900.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-181,600-		
	Total Shares Allotted by Class 各類股份分配總額	-181,600-		

Signed 簽名 :

(Name 姓名) : (Molly HO Kam Lan) Date 日期 : - 5 JUL 2002

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply* 請刪去不適用者

Our Ref. SHR/02/055

5th July, 2002

Head of Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1, Harbour View Street, Central,
Hong Kong.

By Fax 2537 9351 &
By Hand

Attn: Ms. Anne Chapman

Dear Sir/Madam,

Please be informed that a Directors' meeting of this Bank will be held at 10:30 a.m. on Thursday, 1st August, 2002 for the purpose of announcing the interim results and declaring an interim dividend for the year ending 31st December, 2002.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Chan Kay-cheung
Executive Director

KCC/MH/TT/279

THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

02 SEP -4 AM 12:31

INTERIM REPORT 2002

INTERIM RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") announce the unaudited results[1] of the Group for the six months ended 30th June, 2002. This interim financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2001 annual accounts except for the accounting policy change[2] made thereafter in adopting a revised Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

A. Consolidated Profit and Loss Account

	6 months ended 30/6/2002	6 months ended 30/6/2001 Restated	6 months ended 31/12/2001
	HK$'000	HK$'000	HK$'000
Interest income	3,268,090	5,570,633	4,172,030
Interest expense	(1,370,885)	(3,504,436)	(2,260,809)
Net interest income	1,897,205	2,066,197	1,911,221
Non-interest income	823,445	641,203	593,364
Operating income	2,720,650	2,707,400	2,504,585
Operating expenses[3]	(1,448,842)	(1,381,108)	(1,479,660)
Operating profit before provisions	1,271,808	1,326,292	1,024,925
Charge for bad and doubtful debts	(321,224)	(49,406)	(382,979)
Operating profit after provisions	950,584	1,276,886	641,946
Net profit/(loss) on disposal of fixed assets	3,097	(1,414)	9,783
Net profit on disposal of held-to-maturity debt securities and investment securities	1,482	408	21,037
Provisions on held-to-maturity debt securities, investment securities and associates	(2,592)	(11,761)	(33,288)
Share of profits less losses of associates	7,525	(38,696)	25,955
Profit for the period before taxation	960,096	1,225,423	665,433
Taxation[4]			
— Hong Kong	(137,408)	(194,474)	190,705
— Overseas	(19,308)	(6,174)	(39,485)
— Deferred	(358)	(1,906)	(219,538)
— Associates	2,141	(3,178)	(5,069)
Profit for the period after taxation	805,163	1,019,691	592,046
Minority interests	(18,566)	(7,746)	(4,185)
Profit attributable to shareholders	786,597	1,011,945	587,861

	6 months ended 30/6/2002	6 months ended 30/6/2001 Restated	6 months ended 31/12/2001
	HK$'000	HK$'000	HK$'000
Profit for the Bank	668,599	900,078	679,984
Proposed dividends	302,343	300,383	473,050
Per share			
— basic earnings[5]	HK$0.55	HK$0.71	HK$0.41
— diluted earnings[5]	HK$0.54	HK$0.71	HK$0.41
— cash earnings[5]	HK$0.59	HK$0.74	HK$0.45
— dividend	HK$0.21	HK$0.21	HK$0.33

B. Consolidated Balance Sheet

	30/6/2002	30/6/2001 Restated	31/12/2001
	HK$'000	HK$'000	HK$'000
ASSETS			
Cash and short-term funds	36,117,022	42,070,577	43,760,587
Placements with banks and other financial institutions maturing between one and twelve months	11,445,285	15,145,815	11,045,510
Trade bills less provisions	555,903	596,497	578,962
Certificates of deposit held	2,349,716	1,999,303	2,419,445
Other investments in securities	6,367,691	3,172,183	4,150,218
Advances and other accounts less provisions	112,974,967	109,107,905	109,851,558
Held-to-maturity debt securities	2,612,129	2,712,975	2,433,861
Investment securities	265,895	215,835	201,346
Investments in associates	614,773	616,005	608,584
Goodwill	2,144,446	1,792,688	1,885,986
Fixed assets	4,786,954	4,705,007	4,828,876
Total Assets	180,234,781	182,134,790	181,764,933
LIABILITIES			
Deposits and balances of banks and other financial institutions	6,141,593	6,008,456	5,168,251
Deposits of customers	137,780,248	137,194,923	140,816,751
Certificates of deposit issued	9,061,744	9,737,808	8,585,600
Convertible bonds issued	316,992	1,952,329	316,891
Tax and deferred taxation	515,255	447,630	430,290
Other accounts and provisions	3,412,229	4,597,599	3,909,434
Total Liabilities	157,228,061	159,938,745	159,227,217
CAPITAL RESOURCES			
Loan capital	4,274,617	4,270,224	4,271,123
Minority interests	35,094	15,630	19,092
Share capital	3,599,326	3,575,990	3,583,711
Reserves	15,097,683	14,334,201	14,663,790
Shareholders' Funds	18,697,009	17,910,191	18,247,501
Total Capital Resources	23,006,720	22,196,045	22,537,716
Total Capital Resources and Liabilities	180,234,781	182,134,790	181,764,933

C. Consolidated Statement of Changes in Equity

	Share capital	Share premium	General reserve	Property revaluation reserve	Exchange revaluation reserve	Other reserves	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance as at 1st January, 2002	3,583,711	375,694	11,418,601	1,375,832	(49,712)	91,205	1,452,170	18,247,501
Net profit for the period	—	—	—	—	—	—	786,597	786,597
Issue of share capital	15,615	(3,658)	83,119	—	—	—	—	95,076
Realised surplus on disposals transferred	—	—	8,763	(8,763)	—	—	—	—
Dividends	—	—	—	—	—	—	(473,198)	(473,198)
Exchange and other adjustments	—	—	4,723	—	36,206	(18)	122	41,033
Balance as at 30th June, 2002	3,599,326	372,036	11,515,206	1,367,069	(13,506)	91,187	1,765,691	18,697,009
Balance as at 1st January, 2001	3,536,945	338,071	10,693,195	1,385,463	(20,573)	92,046	1,281,948	17,307,095
Net profit for the period	—	—	—	—	—	—	1,011,945	1,011,945
Issue of share capital	39,045	37,899	184,248	—	—	—	—	261,192
Dividends	—	—	—	—	—	—	(638,471)	(638,471)
Exchange and other adjustments	—	—	—	—	(25,309)	(407)	(5,854)	(31,570)
Balance as at 30th June, 2001	3,575,990	375,970	10,877,443	1,385,463	(45,882)	91,639	1,649,568	17,910,191

D. Consolidated Cash Flow Statement

	6 months ended 30/6/2002	6 months ended 30/6/2001 Restated
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Cash generated by operations	(2,964,074)	(4,642,966)
Hong Kong profits tax (paid)/refund	(10,480)	47,027
Overseas profits tax paid	(13,661)	(25,187)
Interest paid on loan capital, certificates of deposit and bonds issued	(340,113)	(277,351)
NET CASH USED IN OPERATING ACTIVITIES	(3,328,328)	(4,898,477)
INVESTING ACTIVITIES		
Dividends received from associates	29,227	33,407
Dividends received from equity securities	11,868	13,360
Purchase of equity securities	(1,918)	(34,273)
Proceeds from sale of equity securities	1,006	18,064
Purchase of fixed assets	(82,184)	(73,186)
Proceeds from disposal of fixed assets	17,611	1,268
Purchase of interest in associates	—	(4,002)
Proceeds from disposal of associates	130	20,370
Purchase of subsidiary	(319,823)	(1,051,214)
NET CASH USED IN INVESTING ACTIVITIES	(344,083)	(1,076,206)
FINANCING ACTIVITIES		
Ordinary dividends paid	(390,079)	(454,223)
Issue of loan capital	—	4,270,334
Issue of ordinary share capital	11,957	76,944
Issue of certificates of deposit	7,961,693	5,069,750
Redemption of certificates of deposit and convertible bonds	(7,487,596)	(3,876,322)
Redemption of loan capital	—	(2,339,790)
NET CASH FROM FINANCING ACTIVITIES	95,975	2,746,693
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,576,436)	(3,227,990)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	42,841,676	46,564,625
CASH AND CASH EQUIVALENTS AT 30TH JUNE	39,265,240	43,336,635

Notes:

(1) The financial information set out in this interim report does not constitute the Group's statutory financial statements for the year ended 31st December, 2001 but is derived from those accounts, nor for the period ended 30th June, 2002. The statutory accounts for the year ended 31st December, 2001 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 5th February, 2002.

(2) In preparing the group accounts in respect of the periods prior to 2002, both balance sheet and profit and loss account of an overseas entity were translated at the closing rate. On adoption of the requirements of the revised Statement of Standard Accounting Practice 11 "Foreign Currency Translation", although the balance sheet of an overseas entity remains translated at the closing rate, the profit and loss account is translated at an average rate for the period. The difference between the profit and loss account translated at an average rate and at the closing rate is recorded as a movement on reserves. As the calculation of prior year adjustments is impractical, the change in policy is applied only to accounting periods beginning on or after 1st January, 2002. If the profit and loss of all overseas entities for the first half of 2002 was translated at the closing rate, the net profit for the period would have been increased by HK$1.72 million.

(3) Including depreciation on fixed assets for the six months ended 30th June, 2002 amounting to HK$113,059,000 (six months ended 30th June, 2001: HK$105,251,000), and amortisation of goodwill for the six months ended 30th June, 2002 amounting to HK$58,822,000 (six months ended 30th June, 2001: HK$47,288,000).

(4) (a) The provision for Hong Kong profits tax is calculated at 16% (the same rate as for 2001) of the estimated assessable profits for the six months ended 30th June, 2002. Taxation for branches and subsidiaries outside Hong Kong is similarly charged at the appropriate current rates of taxation ruling in the countries in which they operate.

(b) There is no significant deferred taxation liability not provided for.

(5) (a) The calculation of basic earnings per share is based on earnings of HK$786,597,000 (six months ended 30th June, 2001 restated: HK$1,011,945,000) and on the weighted average of 1,436,817,178 (six months ended 30th June, 2001: 1,423,941,649) shares outstanding during the six months ended 30th June, 2002.

(b) The calculation of diluted earnings per share is based on earnings of HK$789,233,000 (six months ended 30th June, 2001 restated: HK$1,011,945,000) and on 1,450,294,299 (six months ended 30th June, 2001: 1,428,910,148) ordinary shares, being weighted average number of ordinary shares outstanding during the six months ended 30th June, 2002, adjusted for the effects of all dilutive potential shares.

(c) The calculation of cash earnings per share is based on basic earnings per share adjusted for goodwill amortised. This supplementary information is considered a useful additional indication of performance.

(6) Comparative figures for 2001 are restated to conform with the current year's presentation. The restatements for the consolidated profit and loss account, consolidated balance sheet, capital adequacy ratio and capital base are due to the accounting policy changes made in 2001 following the adoption of the equity method to account for the results of associates. The restatements for consolidated cash flow statement are due to the revision of the Statement of Standard Accounting Practice 15 "Cash Flow Statements".

E. Advances and Other Assets

1. *Advances and Other Accounts less Provisions*

	30/6/2002	30/6/2001	31/12/2001
	HK$'000	HK$'000	HK$'000
Advances to customers	111,300,894	107,604,677	108,174,562
Advances to banks and other financial institutions	870,498	448,728	560,649
Accrued interest and other accounts	2,759,971	2,918,460	3,037,584
	114,931,363	110,971,865	111,772,795
Less: Provisions for bad and doubtful debts			
— Specific	541,730	555,304	601,150
— General	1,414,666	1,308,656	1,320,087
Total	112,974,967	109,107,905	109,851,558

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	30/6/2002	30/6/2001	31/12/2001
	HK$'000	HK$'000	HK$'000
Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	4,811,884	6,094,126	5,158,882
— Property investment	11,694,120	11,363,675	11,477,370
— Financial concerns	2,251,498	2,088,560	1,819,351
— Stockbrokers	96,659	51,704	82,405
— Wholesale and retail trade	2,115,181	2,913,673	2,701,901
— Manufacturing	1,393,245	1,518,134	1,568,309
— Transport and transport equipment	4,509,199	3,512,129	4,322,030
— Others	7,825,680	8,759,987	7,350,675
— Sub-total	34,697,466	36,301,988	34,480,923
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	2,386,447	2,708,702	2,596,815
— Loans for the purchase of other residential properties	43,263,844	41,439,218	42,169,173
— Credit card advances	1,945,047	1,711,044	1,955,494
— Others	3,686,556	3,860,563	3,760,291
— Sub-total	51,281,894	49,719,527	50,481,773
Total loans for use in Hong Kong	85,979,360	86,021,515	84,962,696
Trade finance	3,145,345	3,350,424	3,067,857
Loans for use outside Hong Kong	22,176,189	18,232,738	20,144,009
Total advances to customers	111,300,894	107,604,677	108,174,562

3. ***Advances to Customers — by Geographical Areas***

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30/6/2002		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	93,029,972	2,340,156	2,485,244
People's Republic of China	3,638,106	531,707	644,173
Other Asian Countries	4,366,586	128,218	121,248
Others	10,266,230	206,982	1,869
Total	111,300,894	3,207,063	3,252,534

	30/6/2001		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	92,957,886	2,669,782	2,445,021
People's Republic of China	3,359,005	693,800	790,738
Other Asian Countries	3,078,156	211,062	186,731
Others	8,209,630	176,463	140,936
Total	107,604,677	3,751,107	3,563,426

	31/12/2001		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
	HK$'000	HK$'000	HK$'000
Hong Kong	92,212,501	2,326,930	2,375,517
People's Republic of China	3,491,205	591,638	692,299
Other Asian Countries	3,894,150	184,111	133,191
Others	8,576,706	217,353	14,601
Total	108,174,562	3,320,032	3,215,608

4. ***Cross-border Claims***

The information of cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	30/6/2002			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Asian countries, excluding People's Republic of China	13,485,849	1,004,322	5,050,055	19,540,226
North America	4,811,261	82,129	3,876,815	8,770,205
Western Europe	23,755,103	10,176	598,242	24,363,521

	30/6/2001			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Asian countries, excluding People's Republic of China	18,337,765	734,598	3,740,290	22,812,653
North America	5,181,170	176,174	3,568,576	8,925,920
Western Europe	28,976,507	10,235	161,321	29,148,063

	31/12/2001			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Asian countries, excluding People's Republic of China	16,294,762	742,314	4,707,965	21,745,041
North America	5,172,573	127,487	3,078,734	8,378,794
Western Europe	27,980,835	10,206	285,992	28,277,033

5. ***Overdue and Rescheduled Assets***

(a) *Overdue and Rescheduled Advances*

	30/6/2002		30/6/2001		31/12/2001	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for						
— 6 months or less but over 3 months	662,286	0.60	503,123	0.47	590,368	0.54
— 1 year or less but over 6 months	690,284	0.62	675,693	0.63	558,080	0.52
— Over 1 year	1,899,964	1.71	2,384,610	2.21	2,067,160	1.91
	3,252,534	2.93	3,563,426	3.31	3,215,608	2.97
Rescheduled advances to customers	181,766	0.16	412,296	0.38	223,648	0.21
Total overdue and rescheduled advances	3,434,300	3.09	3,975,722	3.69	3,439,256	3.18
Secured overdue advances	2,710,028	2.44	2,860,617	2.66	2,543,835	2.35
Unsecured overdue advances	542,506	0.49	702,809	0.65	671,773	0.62
Market value of securities held against the secured overdue advances	4,080,946		4,480,656		3,309,518	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 30th June, 2002, 30th June, 2001 and 31st December, 2001, nor were there any rescheduled advances to banks and other financial institutions on these three days.

(b) *Non-performing Loans*

Non-performing loans are advances on which interest is being placed in suspense or on which interest accrual has ceased.

	30/6/2002		30/6/2001		31/12/2001	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Gross advances to customers	3,207,063	2.88	3,751,107	3.49	3,320,032	3.07
Specific provisions	416,901		460,250		490,414	
Suspended interest	598,978		549,729		566,646	

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 30th June, 2002, 30th June, 2001 and 31st December, 2001 nor were there any specific provisions made for them on these three days.

(c) *Reconciliation*

	30/6/2002	30/6/2001	31/12/2001
	HK$'000	HK$'000	HK$'000
Overdue advances *(Note 1)*	3,252,534	3,563,426	3,215,608
Rescheduled advances *(Note 2)*	181,766	412,296	223,648
Total overdue and rescheduled advances	3,434,300	3,975,722	3,439,256
Less: Overdue advances on which interest is still being accrued	(387,336)	(384,105)	(315,046)
Less: Rescheduled advances on which interest is still being accrued	(83,074)	(164,120)	(116,270)
Add: Non-performing loans which are not overdue or rescheduled	243,173	323,610	312,092
Total non-performing loans	3,207,063	3,751,107	3,320,032

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

(d) *Other Overdue Assets*

	30/6/2002		
	Debt securities	Accrued interest	Other assets*
	HK$'000	HK$'000	HK$'000
Other assets overdue for			
— 6 months or less but over 3 months	—	8,523	5,068
— 1 year or less but over 6 months	—	2,362	1,772
— Over 1 year	—	1,978	6,449
	—	12,863	13,289
Rescheduled assets	—	—	—
	—	12,863	13,289

	30/6/2001		
	Debt securities	Accrued interest	Other assets*
	HK$'000	HK$'000	HK$'000
Other assets overdue for			
— 6 months or less but over 3 months	—	4,934	1,176
— 1 year or less but over 6 months	—	7,453	202
— Over 1 year	114,199	1,844	82,433
	114,199	14,231	83,811
Rescheduled assets	—	—	—
	114,199	14,231	83,811

	31/12/2001		
	Debt securities	Accrued interest	Other assets*
	HK$'000	HK$'000	HK$'000
Other assets overdue for			
— 6 months or less but over 3 months	—	3,641	2,476
— 1 year or less but over 6 months	—	3,861	1,159
— Over 1 year	15,595	2,062	890
	15,595	9,564	4,525
Rescheduled assets	—	—	—
	15,595	9,564	4,525

* *Other assets refer to trade bills and receivables.*

F. Segment Reporting

Segment information is presented in respect of the Group's business segments.

Personal banking business includes branch operations, personal internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of internet security trading services, and asset management.

Other businesses include bancassurance, insurance business, property-related business, corporate services, company secretarial services, share registration and business services, and offshore corporate and trust services.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

	6 months ended 30/6/2002						
	Personal Banking	Corporate Banking	Investment Banking	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,293,522	361,565	253,171	10,965	(22,018)	—	1,897,205
Other operating income from external customers	303,122	101,967	152,557	269,274	(3,475)	—	823,445
Inter-segment income	8,311	30,672	97	—	74,267	(113,347)	—
Total operating income	1,604,955	494,204	405,825	280,239	48,774	(113,347)	2,720,650
Operating profit after provisions	520,609	291,615	253,723	95,629	(210,992)	—	950,584
Inter-segment transactions	95,197	(26,454)	3,434	—	(72,177)	—	—
Contribution from operations	615,806	265,161	257,157	95,629	(283,169)	—	950,584
Write-back of/(increase in) impairment loss	—	7,161	451	1,416	(3,985)	—	5,043
Share of profits less losses of associates	206	15,199	(6,522)	(1,063)	(295)	—	7,525
Other unallocated income and expenses							(3,056)
Profit before taxation							960,096
Taxation							(154,933)
Minority interests							(18,566)
Profit attributable to shareholders							786,597

6 months ended 30/6/2001	Personal Banking	Corporate Banking	Investment Banking	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,160,751	549,836	351,314	10,151	(5,855)	—	2,066,197
Other operating income from external customers	260,532	119,464	104,533	160,773	(4,099)	—	641,203
Inter-segment income	8,626	32,084	180	—	61,046	(101,936)	—
Total operating income	1,429,909	701,384	456,027	170,924	51,092	(101,936)	2,707,400
Operating profit after provisions	654,578	516,619	234,440	39,668	(168,419)	—	1,276,886
Inter-segment transactions	85,893	(29,336)	2,322	—	(58,879)	—	—
Contribution from operations	740,471	487,283	236,762	39,668	(227,298)	—	1,276,886
Write-back of/(increase in) impairment loss	—	19,316	(768)	(3,575)	690	—	15,663
Share of profits less losses of associates	(294)	(6,205)	16,283	(48,498)	18	—	(38,696)
Other unallocated income and expenses							(28,430)
Profit before taxation							1,225,423
Taxation							(205,732)
Minority interests							(7,746)
Profit attributable to shareholders							1,011,945

G. Off-balance Sheet Exposures

The following is a summary of each significant class of off-balance sheet exposures:

	30/6/2002	30/6/2001	31/12/2001
	HK$'000	HK$'000	HK$'000
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	4,019,560	2,991,162	3,717,540
— Transaction-related contingencies	619,353	441,013	460,168
— Trade-related contingencies	2,735,211	2,848,666	2,197,335
— Note issuance and revolving underwriting facilities	—	28,000	23,178
— Other commitments	28,586,500	29,845,680	31,861,150
— Others	—	286,107	—
Total	35,960,624	36,440,628	38,259,371
— Aggregate credit risk weighted amount	8,084,833	6,767,854	7,789,246
Notional amounts of derivatives			
— Exchange rate contracts	26,760,833	26,356,560	20,670,582
— Interest rate contracts	8,361,158	2,379,253	6,432,526
— Equity contracts	231,648	70,352	38,730
Total	35,353,639	28,806,165	27,141,838
— Aggregate credit risk weighted amount	182,712	145,167	144,416
— Aggregate replacement costs	216,380	147,215	190,405

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

H. Currency Concentrations

1. The net positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net position in all foreign currencies.

	30/6/2002			
	USD	CAD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Spot assets	45,173	3,339	22,250	70,762
Spot liabilities	(47,853)	(4,024)	(22,782)	(74,659)
Forward purchases	16,406	973	6,942	24,321
Forward sales	(13,014)	(162)	(6,400)	(19,576)
Net long/(short) position	712	126	10	848

	30/6/2001			
	USD	CAD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Spot assets	50,108	3,674	16,902	70,684
Spot liabilities	(50,990)	(3,753)	(17,449)	(72,192)
Forward purchases	16,525	172	2,957	19,654
Forward sales	(15,271)	(181)	(2,369)	(17,821)
Net long/(short) position	372	(88)	41	325

	31/12/2001			
	USD	CAD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Spot assets	47,398	3,700	18,303	69,401
Spot liabilities	(49,546)	(3,944)	(19,792)	(73,282)
Forward purchases	13,777	318	4,041	18,136
Forward sales	(11,156)	(118)	(2,571)	(13,845)
Net long/(short) position	473	(44)	(19)	410

2. The net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net structural position in all foreign currencies.

	30/6/2002			
	USD	CAD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Net structural position	1,390	195	338	1,923

	30/6/2001				
	USD	CAD	SGD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Net structural position	649	170	175	153	1,147

	31/12/2001				
	USD	CAD	SGD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Net structural position	710	162	172	152	1,196

I. Capital, Capital Adequacy and Liquidity Information

Prior year adjustments resulting from changes in accounting policies have been taken into account in the calculation of Capital Adequacy Ratio and Capital Base as at 30th June, 2001.

1. *Capital Adequacy Ratio*

	30/6/2002	30/6/2001 Restated	31/12/2001
	%	%	%
Unadjusted capital adequacy ratio	17.1	17.7	17.5
Adjusted capital adequacy ratio	17.0	17.6	17.4

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and all its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

2. *Capital base after deductions*

	30/6/2002	30/6/2001 Restated	31/12/2001
	HK$'000	HK$'000	HK$'000
Core capital			
Paid up ordinary share capital	3,599,326	3,575,990	3,583,711
Share premium	372,036	375,970	375,694
Reserves	13,056,235	12,253,922	12,422,457
Minority interests	35,094	15,630	19,092
Deduct: Goodwill	(2,144,446)	(1,792,688)	(1,885,986)
Total core capital	14,918,245	14,428,824	14,514,968
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	956,948	969,824	963,083
General provisions for doubtful debts	1,410,234	1,321,390	1,330,094
Term subordinated debt	4,274,617	4,270,224	4,271,123
Total eligible supplementary capital	6,641,799	6,561,438	6,564,300
Total capital base before deductions	21,560,044	20,990,262	21,079,268
Deductions from total capital base	(934,389)	(922,321)	(913,104)
Total capital base after deductions	20,625,655	20,067,941	20,166,164

3. Reserves

	30/6/2002	30/6/2001 Restated	31/12/2001
	HK$'000	HK$'000	HK$'000
Share premium	372,036	375,970	375,694
General reserve	11,515,206	10,877,443	11,418,601
Property revaluation reserve	1,367,069	1,385,463	1,375,832
Exchange revaluation reserve	(13,506)	(45,882)	(49,712)
Other reserves	91,187	91,639	91,205
Retained profits	1,765,691	1,649,568	1,452,170
Total	15,097,683	14,334,201	14,663,790
Proposed dividends, not provided for	302,343	300,383	473,050

4. *Liquidity ratio*

	6 months ended 30/6/2002	6 months ended 30/6/2001	The year ended 31/12/2001
	%	%	%
Average liquidity ratio for the period	46.4	47.0	46.6

The average liquidity ratio for the period is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Banking Ordinance.

J. Statement of Compliance

The Interim Report has fully complied with the standards set out in the "Supervisory Policy Manual — Interim Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority on 2nd November, 2001, and the revised Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants in December 2001.

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.21 (2001: HK$0.21) per share for the year ending 31st December, 2002. The interim dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash, to shareholders whose names are on the Register of Members at the close of business on Thursday, 29th August, 2002. Details of the scrip dividend and the election form will be sent to shareholders on or about Thursday, 29th August, 2002. The scrip dividend scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 19th September, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 26th August, 2002 to Thursday, 29th August, 2002. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, by 4:00 p.m. on Friday, 23rd August, 2002.

FINANCIAL REVIEW

Financial Performance

In this announcement of the 2002 interim financial results, prior period adjustments have been made in respect of the accounting policy changes made in 2001 following the adoption of the equity method to account for the results of associates in order to allow comparison with the 2001 financial results.

In the first six months of 2002, BEA Group achieved a profit attributable to shareholders of HK$787 million, representing a decrease of HK$225 million, or 22.3%, over that of HK$1,012 million for the corresponding period of 2001. This net profit, however, was HK$199 million, or 33.8%, above that of HK$588 million for the second half of 2001. Operating profit before provisions dropped slightly from HK$1,326 million in 2001 to HK$1,272 million in 2002. Basic earnings per share were HK$0.55. Return on average assets and return on average equity were 0.9% and 8.6% respectively.

Although there were signs of recovery in the world economy in the first half of 2002, there was no corresponding improvement in the local economic environment. In Hong Kong, high unemployment, ongoing negative inflation and a sluggish property market continued to affect seriously the banking industry's asset quality and profit growth. Against this difficult environment, BEA's net interest income decreased by HK$169 million or 8.2% from HK$2,066 million in the first half of 2001 to HK$1,897 million in 2002, due primarily to intense competition within the banking sector and the enduring low interest environment. The net interest margin declined to 2.23%.

BEA enjoyed significant growth in non-interest income. The upsurge, a gain of 28.4%, was partly attributable to the increase in valuation of the securities held by the Group, and partly to the contribution from newly acquired subsidiaries. Total operating income of HK$2,721 million was above that for the first six months of 2001. The proportion of non-interest income to total operating income increased from 23.7% to 30.3%.

Following the successful merger of United Chinese Bank ("UCB") in August last year, First Pacific Bank ("FPB") was merged with BEA with effect from April 2002. As a result of the mergers, the operations of BEA, FPB and UCB were fully integrated. Prior to completion of this integration effort, there was some overlapping of responsibilities and additional staff costs were incurred with the aim of facilitating future synergetic benefits. Consolidation of newly acquired subsidiaries also increased operating expenses. Operating expenses therefore grew by 4.9% to HK$1,449 million. But the operating expenses shrank by 2.1% when compared to the preceding six months, reflecting BEA's keen determination to control costs. Although the cost-to-income ratio increased from 51.0% in 2001 to 53.3% in 2002, it compared favourably to 54.9% for the whole year of 2001 and 59.1% for the second half of 2001.

Operating profit before provisions recorded a slight decrease of 4.1% from HK$1,326 million in the first six months of 2001 to HK$1,272 million in 2002, but a sharp increase of 24.1% from HK$1,025 million in the second half of 2001.

Overall asset quality in the Hong Kong banking industry exhibited improvement in the first half of last year, thus leading to the Bank's great bad debt recovery for HK$295 million, but has again deteriorated since the last quarter of 2001. Accordingly, BEA's charge for bad and doubtful debts increased by HK$272 million to HK$321 million. A portion of this increase was due to a rise in the general bad debt provision, a prudential measure on the part of BEA to further strengthen its general provision policy. At BEA, non-performing loans dropped from 3.5% of total loans at the end of June 2001 to 3.1% at the end of December 2001, and to 2.9% at the end of June 2002. Operating profit after provisions recorded a drop of 25.6% to HK$951 million.

In the first six months of 2002, BEA shared a pre-tax profit less losses from associates of HK$7.5 million, compared to a loss of HK$38.7 million in the same period of 2001.

Minority interests increased by HK$10 million to HK$18 million. Net profit attributable to shareholders for the first half of 2002 was HK$787 million.

Financial Position

As at 30th June, 2002, total consolidated assets were HK$180,235 million, of which 61.8%, or HK$111,301 million, were advances to customers. Customer deposits were HK$137,780 million. With HK$4,275 million loan capital, total capital resources increased by 2.1% from HK$22,538 million at the end of 2001 to HK$23,007 million.

In the first half year of 2002, BEA issued certificates of deposit totalling US$560 million and HK$3,135 million respectively. The Bank redeemed certificates of deposit amounting to US$952 million upon maturity, and repurchased its own certificates of deposit amounting to US$8 million.

In February 2002, BEA issued HK$519 million discounted certificates of deposit.

At the end of June 2002, the face value of the outstanding debt portfolio was HK$9,439 million, with carrying amount equal to HK$9,379 million.

After taking into account all debt instruments issued, the loans to deposits ratio was 75.6%, being 3.3% higher than the 72.3% reported at the end of June 2001.

Maturity Profile of Debts Issued
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2003	2004	2006
Floating Rate Certificates of Deposit					
issued in 2001	HKD	1,000	1,000		
issued in 2002	HKD	3,135	2,135	1,000	
issued in 2002	USD	560	560		
Total	HKD	4,135	3,135	1,000	
Total	USD	560	560		
Fixed Rate Certificates of Deposit					
issued in 1999	HKD	100		100	
Discounted Certificates of Deposit					
issued in 2002	HKD	519			519
Convertible Bonds					
issued in 1996	USD	41	41		
Total Debts issued in HKD equivalent		**9,439**	**7,820**	**1,100**	**519**

Risk Management

BEA Group has established policies and procedures for the control and monitoring of risk arising out of the business of the Group, including credit risk, liquidity risk, capital and market risk. These policies have been reviewed regularly by the Management, Credit Committee or Asset and Liability Management Committee and have been approved by the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures. The Group has also established the Investment Committee to formulate the Group's investment strategies and to monitor the performance and compliance of the investment activities.

(a) ***Credit Risk Management***

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. It arises from loans and advances, treasury and other activities. To oversee the Group's credit risk management, the Board of Directors has delegated authority to the Credit Committee, which is chaired by BEA's Chairman and Chief Executive.

BEA Group's credit risk management, which is independent of the lending units, is carried out by formulation of credit policies, credit assessment, assurance of compliance with the regulatory requirements and monitoring of asset quality.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary consideration. Credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration of risk is monitored by risk-control measures, such as setting limits on large exposures in relation to the Group's capital base.

In this connection, comprehensive guidelines to manage credit risk have been laid down in BEA Group's Credit Manual, which is regularly reviewed and approved by the Credit Committee. Contained in the Credit Manual are the delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy.

(b) ***Liquidity Risk Management***

Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, BEA Group has established the liquidity risk management policy, which is reviewed by the Asset and Liability Management Committee and approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of BEA Group's assets, liabilities and commitments can meet its funding needs and that the Group is always in compliance with the statutory liquidity ratio. BEA Group's average liquidity ratio was 46.4% for the first half of 2002, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(c) ***Capital Management***

BEA Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. Both the Group's adjusted capital adequacy ratio incorporating market risk of 17.0% and the unadjusted ratio of 17.1% as at 30th June, 2002 were well above the statutory minimum ratio.

Capital is allocated to the various activities of BEA Group depending on the risk taken on by each business division. Where the subsidiaries or branches are directly regulated by the appropriate regulators, they are required to maintain a minimum capital according to rules of those regulatory authorities. Certain financial subsidiaries are subject to the Hong Kong Monetary Authority's capital requirements for regulatory supervision purposes.

(d) ***Market Risk Management***

Market risk is the risk arising from the net effect of changes in market rates and prices, such as interest rates, foreign-exchange rates, equity and commodity prices, on the Group's assets, liabilities and commitments, thus causing profits or losses.

BEA Group's market risk originates from its holdings in the trading books of foreign exchange, debt securities, equities and derivatives, which are valued at current market prices (mark-to-market basis), and from its investment and banking activities in financial assets and liabilities, which are valued at cost plus any accrued interest (accrual basis), together with securities classified as other investments, which are measured at fair value in the balance sheet. The Group's trading activities on derivative instruments mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books. The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

BEA Group's market risk exposures in different activities are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis, while exceptions to limits are reported when they occur.

BEA Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate which measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged in a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 95% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

The VaR for BEA Group's market risk-related treasury trading portfolio as at 30th June, 2002 was HK$0.39 million (HK$0.31 million as at 31st December, 2001). The average daily revenue earned from the Group's market risk-related treasury trading activities for the first half of 2002 was HK$0.42 million (HK$0.32 million for the first half of 2001). The standard deviation of these daily revenues was HK$0.34 million (HK$0.53 million for the first half of 2001).

Daily distribution of market risk-related treasury trading revenues — first half of 2002


Number of days
60
50
40
30
20
10
0
0
0
1
1
0
5
29
37
32
7
6
2
-1 Less
-1 to -0.75
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 More
Revenues (HK$M)

Daily distribution of market risk-related treasury trading revenues — first half of 2001


Number of days
60
50
40
30
20
10
0
2
1
0
0
3
40
49
18
3
3
0
1
-1 Less
-1 to -0.75
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 More
Revenues (HK$M)

An analysis of daily distribution of BEA Group's market risk-related treasury trading revenues for the first half of 2002 (comparing with the first half of 2001) is provided above. This shows that 7 out of 120 days (2001: 6 out of 120 days) are in loss positions. The most frequent result was daily revenue of between HK$0.25 million and HK$0.50 million, with 37 occurrences (2001: same band with 49 occurrences). The maximum daily loss was HK$0.91 million (2001: HK$2.66 million) and the next maximum daily loss was HK$0.64 million (2001: HK$1.3 million). The highest daily revenue was HK$1.44 million (2001: HK$4.17 million).

(i) *Foreign exchange exposure*

BEA Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 30th June, 2002 was HK$0.26 million (HK$0.32 million at 31st December, 2001). The average daily foreign exchange dealing profit for the first half of 2002 was HK$0.40 million (HK$0.29 million for the first half of 2001).

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that BEA Group's reserves are protected from exchange rate fluctuation.

(ii) *Interest rate exposure*

BEA Group's interest rate exposure arises from treasury and commercial banking activities where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the repricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards, at 30th June, 2002 was HK$0.20 million (HK$0.17 million at 31st December, 2001). The average daily profit due to these activities for the first half of 2002 was HK$0.02 million (HK$0.03 million for the first half of 2001).

(iii) *Equities exposure*

BEA Group's equities exposure comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors the equities dealing activities. The VaR on equities trading positions as at 30th June, 2002 was HK$3.74 million (HK$3.66 million at 31st December, 2001).

OPERATIONS REVIEW

Improvement to Operations

Integration and Merger Exercise

The legal merger with FPB was completed successfully as scheduled on 1st April, 2002 and all the former FPB branches were re-branded as BEA branches immediately upon the merger. Successful completion of this exercise will allow BEA to enjoy additional savings with the closure of certain branches in the year 2002.

Relocating Back Office Functions to the Mainland

BEA will set up an operating centre in Guangzhou to handle selected back office functions of the Bank Group. It is anticipated that this centre will be in operation this year. This relocation initiative aims to tap the cost advantages of the Mainland to lower the operating cost of the Bank Group. BEA will relocate its back office functions to this operating centre in phases.

Office Centralisation

In June 2002, BEA entered into an agreement for the purchase of 406,660 sq.ft. at Millennium City 5, a proposed new building to be erected in Kwun Tong, with the aim of centralising all supporting operations of the Bank. The consideration will be approximately HK$1,334 million. Office centralisation will help the Group reduce the cost of operations in the medium term and contribute to the growth of the Bank in the long term by facilitating the introduction of new technology and work methods. The acquisition is adequate for current needs, and provides a buffer that will be available for future growth of the Bank.

Branch Distribution

As part of the Bank's effort to enhance the efficiency of branch performance and to optimize the branch network, BEA is continuing to identify operations improvements and review branch locations.

- In March this year, three branches were merged with nearby branches, while a further eight branches were closed and merged with nearby branches in June, bringing the total number of branches closed during the first half year to 11. The effort to relocate more branches from sites with less potential to more strategic locations is continuing, and further enhancements to the branch network are anticipated.

- A new branch site has been identified at Olympian City, and it is expected the new branch can be opened for business in the fourth quarter of 2002.

- The Branch Transformation Project, by which the sales potential of the branch network is being exploited, is now being implemented. Additional sales staff have been deployed at key branches to strengthen the sales force.

- More effort will be made to enhance the effectiveness of the branch network, with further rationalisation, centralisation, streamlining and automation. Additional frontline manpower will be freed from routine operations to concentrate on sales activities.

Cyberbanking

In the first half of 2002, BEA further widened the scope of Cyberbanking by offering several new services: Market Express, Scheduled Instruction for Funds Transfer and Bill Payment, and Online Insurance Service. Continued development of Cyberbanking will enhance the benefit of the service to BEA customers.

Customer Relationship Management System

Upon completion of the first phase of the rollout of the Bank's Customer Relationship Management System, the Bank is now better able to analyse the character of its customer base and tailor services to match customer needs.

BEA is now implementing the second phase, which will provide the tools to implement a business strategy based on the relative value of its customers. Based on customer segments' values, BEA will be further empowered to price its products and services optimally.

Property Loans

In the current stagnant property market, transactions are still mainly driven by the primary market. In the face of limited loan demand and all time keen competition for mortgage business, BEA has actively coordinated with property developers to jointly provide privileged and comprehensive mortgage packages and services to purchasers of new flats.

New products are also being introduced. In June, BEA launched the "URA Bridging Loan" scheme, to cater for the requirements of homeowners affected by the Urban Renewal Authority's redevelopment projects.

Consumer Loans

In the face of rising unemployment, which has discouraged consumption-related loans, BEA successfully launched several tailor-made loan programs targeting good quality customers as well as customers with specific loan purposes, resulting in a double-digit growth in the consumer loan portfolio in the first half of 2002 as compared with the same period last year. In addition to 24-hour on-line consumer loan instant approval service, available through the BEA website, the Bank also introduced a phone application service in April 2002 to provide another convenient channel for loan applications.

Credit Cards

BEA Group's credit card business continued to expand in the first half of this year, with moderate growth in terms of number of cards, cardholder receivables, cardholder spending and merchant sales. Striving to provide quality credit card services to people in all walks of life, new products have been launched to penetrate the professional and upper scale customer segments. In particular, two new co-branded card programmes, namely Hong Kong Racehorse Owners Association (HKROA) Visa Platinum Card, and Hong Kong Professional Teachers' Union (HKPTU) Visa Card were launched in April to an encouraging response.

To enhance customer perception regarding the value of the BEA Card, the Bank joined the Asia Miles Programme earlier this year, and currently offers the most attractive rate for earning Asia Miles through card spending in the market. The range and number of promotional offers have also been expanded.

As part of the merger between FPB and BEA and the phasing out of FPB credit cards, each holder of FPB card was offered a BEA card as replacement. The exercise was a success, with a large majority of FPB cardholders accepting the offer.

In light of the persistent sluggish economic environment, and a rising incidence of card delinquencies, credit underwriting criteria have been refined with a view to maintaining asset quality.

Corporate Banking

Corporate Lending and Syndication

BEA has a strong position in the local syndicated and corporate lending market. BEA is now expanding its commercial lending base to include high quality medium-sized companies.

Despite the lacklustre syndicated loan market, BEA still maintains an active market presence and during the first half of 2002 assumed the role of Co-ordinating Arranger or Lead Manager for numerous deals, including two HK$5,000 million syndicated loan facilities to PCCW-HKT Telephone Limited. The Bank has also taken up the role of facility agent, security agent or account bank for several syndicated loans, reflecting the Bank's renewed emphasis on non-interest income.

Commercial Lending

Targeting customers with trade finance needs, BEA has vigorously promoted its service to corporate customers through various promotion programmes, such as organising mail drops, conducting various seminars and offering privilege packages to members of selected business associations. In view of the slow economic recovery, campaigns such as the Bonus System Programme were organised to attract existing customers to further utilise the bills services and the results of these campaigns were very positive.

Community Lending

BEA has continued to work very closely with the Trade & Industry Department to support the Business Installations and Equipment Loan Guarantee Scheme, part of the Government assistance package extended to local SMEs. BEA also offered various premium financial packages, some of which were bundled with total IT solution packages offered by software and system vendors to local SMEs. In addition, a series of seminars were conducted for SMEs on securing financing from banks, enhancing the Bank's contact with this sector. BEA also acted as an advisor at the Support and Consultation Centre for SMEs, organised by the Trade and Industry Department.

Securities Lending

BEA has successfully positioned itself to play a more visible role in the local securities market. BEA successfully completed one Receiving Bank project in May 2002, and three additional Receiving Bank projects have been committed for the second half of the year. With the steady growth in the number of listed companies on the Hong Kong Stock Exchange, BEA has expanded the list of stocks eligible as collateral and constantly monitors the performance of individual companies so as to be in a position to respond quickly to customer enquiries.

Trust Service

The Company adopted a more aggressive approach to promote its wide ranging services to accounting firms, solicitors firms and fund houses. Letters introducing its custodian services were sent to different Incorporated Owners of Estates under the Tenant Purchase Schemes of the Hong Kong Housing Authority.

The Company was appointed as trustee to BEA Investment Series Unit Trust ("the Series") in January 2002. The Series' sub-fund, BEA 104% Capital Guaranteed Hong Kong-China Bonus Return Fund, was successfully launched with a total subscription of over HK$500 million.

Mandatory Provident Fund

To maintain BEA's growth momentum and to expand its market share in the MPF Master Trust Scheme and the Industry Scheme businesses, the BEA MPF Administration Centre has actively promoted MPF services through BEA's extensive branch network and marketing staff. BEA also made great effort to streamline its operations while at the same time maintained its high quality service provided to its customers. Investment seminars were organised with external fund houses for employers and scheme employees to better understand the outlook for MPF investments.

Business Development

To enhance the awareness of the business community regarding BEA's corporate banking services, BEA has actively participated in seminars and exhibitions organised by different Government bodies and trade associations and unions, such as the SME Market Day organised by the Trade Development Council. BEA has also formed strategic alliances with different business associations, such as The Chinese Manufacturers' Association of Hong Kong and The Hong Kong General Chamber of Commerce, with a view to assisting local enterprises to expand their businesses in Hong Kong and the Mainland.

BEA has partnered with Tradelink Electronic Commerce Limited to jointly promote secure online services. BEA is the first bank in Hong Kong to offer its customers the option to use the ID-Cert to perform banking transactions anytime, anywhere.

Corporate Cyberbanking

Over 1,700 corporate customers have registered with BEA's Corporate Cyberbanking service since its launch in August 2001. The service has been upgraded to provide new cutting edge functions during the first half of 2002, including payroll, remittance and the opening of letters of credit, etc.

To maintain the Bank's leadership in Internet banking and to address corporate concerns for a higher standard of security for Internet transactions, customers now have the option to use digital certificates to log-in and authorise transactions through the Corporate Cyberbanking platform.

Investment Services

East Asia Securities Company Limited — Cybertrading Service

The number of Cybertrading accounts has grown by 56% since the end of June 2001. All new and existing clients can enjoy BEA's Cybertrading Service to perform online stock trading through one or more electronic trading channels, including the Internet, telephone or mobile phone through BEA's Interactive Voice Recognition System ("IVRS"). Currently, more than 30% of securities clients have subscribed for the Internet Trading Service.

In February 2002, East Asia Securities Company Limited successfully launched the Internet Margin Trading Service, which greatly enriched BEA's Cybertrading Service. Margin clients can now perform online stock trading through the Internet or via the IVRS Trading System.

East Asia Securities Company Limited has implemented various incentive schemes, including a much lower commission rate and minimum commission rate per trade, to encourage clients to execute trades via electronic trading platforms. The schemes have generated strong response from clients and reaped satisfactory results. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 53% and 37% in terms of number of items and transactions turnover, respectively.

East Asia Securities Company Limited has plans to include the Personal Digital Assistant (PDA) as one of the online electronic trading channels and to further enhance its IVRS Trading System in the fourth quarter of 2002.

Bancassurance

The Children Education Sponsorship Programme was launched for a second year. At the presentation ceremony held in April 2002, three Education Funds, each of HK$50,000, were given out in the form of the Bancassurance Education Insurance policy. They were well received by the winning families.

The sales activities during the promotional period from February to April 2002 increased by 63% over the same period last year.

Instant policy issuance was extended to Cyberbanking, whereby customers may now subscribe to bancassurance policies instantly via the website.

Blue Cross Insurance

With support from BEA China Division, Blue Cross has provided an emergency cash advance through BEA China branches as a new feature in the travel insurance products.

Corporate Services

Company Secretarial, Share Registration and Business Services

Following the acquisition of Secretaries Limited, Abacus Share Registrars Limited and Tengis Limited in the past two years, the Group has now consolidated its position as a leader in company secretarial, share registration and business services. These operating entities are in the process of being integrated. With the Group's continuous commitment to providing a full range of financial, investment and related services to the business community both locally and abroad, the integration process would not only facilitate the provision of more efficient and better quality professional service to clients, but would also further enhance the Group's standing as a distinguished provider of corporate services.

Offshore Corporate and Trust Services

BEA Group offers a full range of offshore corporate and trust services through its wholly-owned subsidiary, East Asia Corporate Services (BVI) Limited and its associate, East Asia International Trustees Limited, both of which are located in the British Virgin Islands. These companies have engaged legally qualified and experienced staff in the BVI who can offer immediate and efficient services, which are greatly enhanced by the assistance offered by Group staff in Hong Kong to customers of the companies who wish to contact or liaise with BEA's BVI offices.

China Division

It is anticipated that BEA will be licensed by The People's Bank of China to upgrade the Beijing Representative Office to a full branch and launch Cyberbanking business in the Mainland this year.

Pursuant to the "Regulations Governing Foreign Financial Institutions in the People's Republic of China" and its "Implementation Rules", BEA has injected capital into the seven branches located in Shanghai, Shenzhen, Guangzhou, Xiamen, Zhuhai, Dalian and Xi'an. The seven branches and one sub-branch in Shanghai Puxi are accredited to offer full foreign currency services to all types of customers, including local residents and enterprises in China. We have established personal banking centres in our China branches to serve local high net worth customers. Meanwhile, in June 2002, the Dalian Branch obtained official approval to conduct Renminbi business. This is the third branch of BEA to obtain a Renminbi business licence, following Shanghai Branch and Shenzhen Branch. Presently, BEA is the only bank in Hong Kong which possesses three Renminbi business licences in the Mainland.

In February 2002, The Ministry of Finance in Taiwan approved BEA's application to establish a branch in Kaohsiung. The Kaohsiung Branch will commence business on 28th August, 2002. This will be the second branch set up by BEA in Taiwan.

Overseas Operations

Name Change of Grand National Bank, California

In August 2001, the Bank acquired 100% interest in Grand National Bank ("GNB") in Los Angeles, California. To reflect the ownership and reinforce our Bank's brand name in conjunction with the acquisition, the name of GNB will be changed to The Bank of East Asia (U.S.A.) N.A. on 1st August, 2002.

Human Resources

BEA Group employees at the end of June 2002:

Hong Kong	3,961 persons
Other Greater China	691 persons
Overseas	367 persons
Total	5,019 persons

The harmonisation exercise to align the grading and titling structure, compensation and benefits of the three merging banks was the focus in the first quarter of 2002 until its implementation in April 2002 upon the legal merge of FPB with BEA. Thereafter, efforts were switched to monitoring these benefits programmes with the aim of bringing out the synergy of the new structure. Customised training programmes have also been provided to staff with a view to help them adapt to their new roles and perform effectively under a dynamic organisation structure.

PROSPECTS

BEA has maintained its strategic position as one of the most respected financial institutions in Hong Kong. BEA continued to pursue its growth strategy to enhance its franchise. With the difficult operating environment, BEA endeavours to develop alternate income sources and exploit new market opportunities. BEA successfully completed the merger with FPB in April 2002, enhancing its efficiency and economies of scale. To realise greater value from its extensive local branch network, BEA has undertaken a broad programme to promote the sale of insurance, financial service and other products at its branches. In February 2002, BEA also kicked off its new corporate identity initiative, with a dynamic brand image and new branch layouts tailored to BEA's strategy.

BEA continues to seek potential acquisition and alliance opportunities as part of its growth strategy. In January 2002, the Bank acquired a majority shareholding in Tengis Limited, a major corporate service provider in Hong Kong. The acquisition enhances BEA's position as a foremost provider of professional corporate services and provides good business prospects to the Bank. It will be a significant fee income contributor to BEA in the coming years and will deliver a large corporate customer base to which the Bank can market its insurance and financial service products to match BEA's strategy of serving as a comprehensive one-stop financial services provider, and developing potential fee-based income streams.

The China market forms an important element of BEA's growth strategy. The Bank has been aggressively leveraging its strong and well established China presence to further enhance its position as the premier foreign bank in China. With an extensive branch and office network in China, the Bank is well prepared to capitalise on the opportunities arising from the liberalisation of the banking industry in China following China's accession to the World Trade Organisation. The business prospects of the China market remain enormous. BEA will also explore strategic alliance opportunities in China to enhance its business development and opportunities.

RESIGNATION OF DIRECTOR

BEA announces that, subsequent to the appointment of Professor Arthur Li Kwok-cheung as Secretary for Education and Manpower for the Government of the Hong Kong Special Administrative Region, Professor Arthur Li has tendered his resignation as a Director of BEA with effect from 1st August, 2002.

The Bank is pleased to take this opportunity to congratulate Professor Arthur Li on his appointment as Secretary for Education and Manpower, and wishes to express our sincere thanks for his contribution and support to BEA during his tenure of service on the Board since 1995.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 30th June, 2002, the beneficial interests of the Directors and Chief Executive in the share capital of the Bank disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") were as follows:

	Number of Ordinary Shares Held				
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total Interests
David LI Kwok-po	17,437,894	639,336	—	—	18,077,230[4]
LI Fook-wo	1,235,804	—	—	—	1,235,804
George HO	878,475	—	8,080,483[1]	—	8,958,958
WONG Chung-hin	46,810	344,131	—	—	390,941
Alan LI Fook-sum	6,994,329	—	30,227,922[1]	—	37,222,251
LEE Shau-kee	647,985	—	1,000,000[1]	—	1,647,985
Simon LI Fook-sean	458,000	3,069,000	—	—	3,527,000
Arthur LI Kwok-cheung	7,600,955	—	—	—	7,600,955
Allan WONG Chi-yun	—	124	—	10,122,659[2]	10,122,783
Aubrey LI Kwok-sing	21,957	31,217	—	30,768,078[3]	30,821,252
Joseph PANG Yuk-wing	204,318	—	—	—	204,318[4]
William MONG Man-wai	738,171	—	—	—	738,171
CHAN Kay-cheung	215,584	—	—	—	215,584[4]
Winston LO Yau-lai	—	—	—	—	Nil
KHOO Kay-peng	—	—	1,000,000[1]	—	1,000,000
Thomas KWOK Ping-kwong	—	—	—	—	Nil
Richard LI Tzar-kai	—	—	—	—	Nil

Notes:

(1) Such shares were held through corporations in which the respective Directors control one-third or more of the voting power.

(2) Such shares were held through discretionary trusts in which family members of Allan WONG Chi-yun are beneficiaries.

(3) Such shares were held through a discretionary trust in which Aubrey LI Kwok-sing is one of the beneficiaries.

(4) Apart from the shares as disclosed herein, share options to subscribe for ordinary shares of the Bank have been granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to their share options during the six months ended 30th June, 2002 was shown in the following section under the heading "Information on Share Options".

INFORMATION ON SHARE OPTIONS

Information in relation to share options of the Bank disclosed in accordance with the Listing Rules was as follows:-

	Number of Options	Date of Grant	Vesting Period	Exercise Period	Exercise Price
					HK$
1. Outstanding Options at 1st January, 2002:					
David LI Kwok-po	136,800	29/4/1997	29/4/1997–28/4/1998	29/4/1998–29/4/2002	24.59
	133,800	20/4/1998	20/4/1998–19/4/1999	20/4/1999–20/4/2003	15.30
	145,000	21/4/1999	21/4/1999–20/4/2000	21/4/2000–21/4/2004	12.09
	145,000	20/4/2000	20/4/2000–19/4/2001	20/4/2001–20/4/2005	16.46
	850,000	19/4/2001	19/4/2001–18/4/2002	19/4/2002–19/4/2006	16.96
Joseph PANG Yuk-wing	122,400	29/4/1997	29/4/1997–28/4/1998	29/4/1998–29/4/2002	24.59
	119,400	20/4/1998	20/4/1998–19/4/1999	20/4/1999–20/4/2003	15.30
	130,000	21/4/1999	21/4/1999–20/4/2000	21/4/2000–21/4/2004	12.09
	130,000	20/4/2000	20/4/2000–19/4/2001	20/4/2001–20/4/2005	16.46
	400,000	19/4/2001	19/4/2001–18/4/2002	19/4/2002–19/4/2006	16.96
CHAN Kay-cheung	122,400	29/4/1997	29/4/1997–28/4/1998	29/4/1998–29/4/2002	24.59
	119,400	20/4/1998	20/4/1998–19/4/1999	20/4/1999–20/4/2003	15.30
	130,000	21/4/1999	21/4/1999–20/4/2000	21/4/2000–21/4/2004	12.09
	130,000	20/4/2000	20/4/2000–19/4/2001	20/4/2001–20/4/2005	16.46
	400,000	19/4/2001	19/4/2001–18/4/2002	19/4/2002–19/4/2006	16.96
Aggregate total of employees*	13,013,400	29/4/1997	29/4/1997–28/4/1998	29/4/1998–29/4/2002	24.59
	5,410,600	20/4/1998	20/4/1998–19/4/1999	20/4/1999–20/4/2003	15.30
	4,658,000	21/4/1999	21/4/1999–20/4/2000	21/4/2000–21/4/2004	12.09
	11,295,000	20/4/2000	20/4/2000–19/4/2001	20/4/2001–20/4/2005	16.46
	3,870,000	19/4/2001	19/4/2001–18/4/2002	19/4/2002–19/4/2006	16.96
2. Outstanding Options at 30th June, 2002:					
David LI Kwok-po	133,800	20/4/1998	20/4/1998—19/4/1999	20/4/1999—20/4/2003	15.30
	145,000	21/4/1999	21/4/1999—20/4/2000	21/4/2000—21/4/2004	12.09
	145,000	20/4/2000	20/4/2000—19/4/2001	20/4/2001—20/4/2005	16.46
	850,000	19/4/2001	19/4/2001—18/4/2002	19/4/2002—19/4/2006	16.96
	850,000	18/4/2002	18/4/2002—17/4/2003	18/4/2003—18/4/2007	15.80
Joseph PANG Yuk-wing	119,400	20/4/1998	20/4/1998—19/4/1999	20/4/1999—20/4/2003	15.30
	130,000	21/4/1999	21/4/1999—20/4/2000	21/4/2000—21/4/2004	12.09
	130,000	20/4/2000	20/4/2000—19/4/2001	20/4/2001—20/4/2005	16.46
	400,000	19/4/2001	19/4/2001—18/4/2002	19/4/2002—19/4/2006	16.96
	400,000	18/4/2002	18/4/2002—17/4/2003	18/4/2003—18/4/2007	15.80
CHAN Kay-cheung	119,400	20/4/1998	20/4/1998—19/4/1999	20/4/1999—20/4/2003	15.30
	130,000	21/4/1999	21/4/1999—20/4/2000	21/4/2000—21/4/2004	12.09
	130,000	20/4/2000	20/4/2000—19/4/2001	20/4/2001—20/4/2005	16.46
	400,000	19/4/2001	19/4/2001—18/4/2002	19/4/2002—19/4/2006	16.96
	400,000	18/4/2002	18/4/2002—17/4/2003	18/4/2003—18/4/2007	15.80
Aggregate total of employees*	5,082,800	20/4/1998	20/4/1998—19/4/1999	20/4/1999—20/4/2003	15.30
	4,164,000	21/4/1999	21/4/1999—20/4/2000	21/4/2000—21/4/2004	12.09
	10,883,000	20/4/2000	20/4/2000—19/4/2001	20/4/2001—20/4/2005	16.46
	3,870,000	19/4/2001	19/4/2001—18/4/2002	19/4/2002—19/4/2006	16.96
	3,975,000	18/4/2002	18/4/2002—17/4/2003	18/4/2003—18/4/2007	15.80

3. Options granted during the six months ended 30th June, 2002:

Date of Grant	:	18/4/2002
Vesting Period	:	18/4/2002—17/4/2003
Exercise Period	:	18/4/2003–18/4/2007
Exercise Price	:	HK$15.80

	Number of Options At 18/4/2002	Option Value At 18/4/2002	Number of Options At 30/6/2002	Option Value At 30/6/2002
		(note (2)) HK$		(note (3)) HK$
Grantee:				
David LI Kwok-po	850,000	2,805,000	850,000	2,490,500
Joseph PANG Yuk-wing	400,000	1,320,000	400,000	1,172,000
CHAN Kay-cheung	400,000	1,320,000	400,000	1,172,000
Aggregate total of employees*	3,975,000	13,117,500	3,975,000	11,646,750
Total	5,625,000	18,562,500	5,625,000	16,481,250

Notes:

(1) *The closing price of the shares of the Bank immediately before the date on which the Options were granted was HK$15.60.*

(2) According to the Black-Scholes model[1], the total value of the Options was estimated at HK$18,562,500 as at 18th April, 2002 (when the Options were granted) with the following variables and assumptions:

Risk Free Rate : 5.25%, being the approximate yield of 5-year Exchange Fund Note traded on 18/4/2002
Expected Volatility : 23.89%, being the annualized volatility of the closing price of the shares of the Bank from 18/4/2001–18/4/2002
Expected Dividend
— Yield : 3.42%, being 2002 prospective dividend yield of the shares of the Bank
— Growth Rate : –4.13% p.a., being 5-year historical dividend growth rate of the Bank
Expected Life of the Options : 5 years
Assumptions : (i) There is no material difference between the expected volatility over the whole life of the Options and the historical volatility of the shares of the Bank over the period of 18/4/2001 – 18/4/2002.
(ii) There is no material difference between the dividend growth rate over the whole life of the Options and the historical dividend growth rate of the Bank over the previous 5 years.

(3) According to the Black-Scholes model[1], the total value of the Options was estimated at HK$16,481,250 as at 30th June, 2002 with the following variables and assumptions:

Risk Free Rate : 4.35%, being the approximate yield of 5-year Exchange Fund Note traded on 28/6/2002
Expected Volatility : 23.70%, being the annualized volatility of the closing price of the shares of the Bank from 28/6/2001 – 28/6/2002
Expected Dividend
— Yield : 3.44%, being 2002 prospective dividend yield of the shares of the Bank
— Growth Rate : –4.13% p.a., being 5-year historical dividend growth rate of the Bank
Expected Life of the Options : 4.8 years
Assumptions : (i) There is no material difference between the expected volatility over the whole life of the Options and the historical volatility of the shares of the Bank over the period of 28/6/2001–28/6/2002.
(ii) There is no material difference between the dividend growth rate over the whole life of the Options and the historical dividend growth rate of the Bank over the previous 5 years.

(4) All the options forfeited before expiry of the Options will be treated as lapsed options which will be added back to the number of shares available to be issued under the relevant share option scheme.

[1] The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

4. **Number of Options exercised during the six months ended 30th June, 2002:**

	Date of Grant	No. of Options	Exercise Price	HWA Closing Price#
			HK$	HK$
David LI Kwok-po	N/A	Nil	N/A	N/A
Joseph PANG Yuk-wing	N/A	Nil	N/A	N/A
CHAN Kay-cheung	N/A	Nil	N/A	N/A
Aggregate total of employees*	29/4/1997	Nil	24.59	N/A
	20/4/1998	286,200	15.30	16.43
	21/4/1999	494,000	12.09	16.13
	20/4/2000	98,000	16.46	16.89
	19/4/2001	Nil	16.96	N/A
	18/4/2002	Nil	15.80	N/A

5. **Number of Options cancelled during the six months ended 30th June, 2002:** Nil

6. **Number of Options lapsed during the six months ended 30th June, 2002:**

	Date of Grant	No. of Options
David LI Kwok-po	29/4/1997	136,800
Joseph PANG Yuk-wing	29/4/1997	122,400
CHAN Kay-cheung	29/4/1997	122,400
Aggregate total of employees*	29/4/1997	13,013,400
	20/4/1998	41,600
	21/4/1999	Nil
	20/4/2000	314,000
	19/4/2001	Nil
	18/4/2002	Nil

7. **The accounting policy adopted for share options:**

Options granted to employees over the Bank's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

* Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance

\# The half-year weighted average ("HWA") closing price of the shares of the Bank immediately before the dates on which the Options were exercised

Save as disclosed above, as at 30th June, 2002, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

So far as is known to the Directors, none of the shareholders of the Bank was interested in 10% or more of the issued share capital of the Bank which was required to be recorded in the Register of Interests pursuant to Section 16(1) of the Hong Kong Securities (Disclosure of Interests) Ordinance as at 30th June, 2002.

DEALING IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the six months ended 30th June, 2002.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Bank is not, or was not for any part of the six months ended 30th June, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By order of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 1st August, 2002

4. 截至2002年6月30日止6個月內行使的認股權

	授予日期	股份數目	行使價 港幣(元)	半年加權平均收市價# 港幣(元)
李國寶	不適用	無	不適用	不適用
彭玉榮	不適用	無	不適用	不適用
陳棋昌	不適用	無	不適用	不適用
僱員的總數*	29/4/1997	無	24.59	不適用
	20/4/1998	286,200	15.30	16.43
	21/4/1999	494,000	12.09	16.13
	20/4/2000	98,000	16.46	16.89
	19/4/2001	無	16.96	不適用
	18/4/2002	無	15.80	不適用

5. **截至2002年6月30日止6個月內註銷的認股權**：無

6. **按有關認股權計劃條款於截至2002年6月30日止6個月內失效的認股權**：

	授予日期	認股權數目
李國寶	29/4/1997	136,800
彭玉榮	29/4/1997	122,400
陳棋昌	29/4/1997	122,400
僱員的總數*	29/4/1997	13,013,400
	20/4/1998	41,600
	21/4/1999	無
	20/4/2000	314,000
	19/4/2001	無
	18/4/2002	無

7. **有關認股權的會計政策。**

授予員工認購本銀行上市股份的認股權，只於行使時才確認於資產負債表內。就每一股行使認股權而發行的股份，股本以面值貸入；所得淨款項高於貸入股本的餘額則貸入股份溢價。

* 按《僱傭條例》所指的「連續合約」工作的僱員

\# 本銀行股份在緊接有關認股權行使日期之前的半年加權平均收市價

除上述所披露外，於2002年6月30日，本行的董事或行政總裁或他們的配偶或十八歲以下子女概無獲授或行使任何權利以認購本行或其任何聯繫公司的股本或債務證券。

主要股東權益

就董事會所知，本銀行並無股東於2002年6月30日持有本行10%或以上已發行股本，而須根據香港《證券(披露權益)條例》第16條(1)款記錄於權益登記冊內。

買賣本行上市證券

在截至2002年6月30日止6個月內，本銀行或其任何附屬公司並無購入、出售或贖回本銀行的上市證券。

遵守最佳應用守則

並無董事知悉任何資料，足以合理地指出本行在截至2002年6月30日止6個月任何期間內，無遵守上市規則附錄14所載的最佳應用守則。

承董事會命
主席兼行政總裁
李國寶
謹啟

香港2002年8月1日

3. 截至2002年6月30日止6個月內授出的認股權：

授予日期 ： 2002年4月18日
有效日期 ： 2002年4月18日 － 2003年4月17日
行使期 ： 2003年4月18日 － 2007年4月18日
行使價 ： 港幣15.80元

	認股權數目 於2002年 4月18日	認股權價值 於2002年 4月18日 港幣（元） *（註(2)）*	認股權數目 於2002年 6月30日	認股權價值 於2002年 6月30日 港幣（元） *（註(3)）*
承授人：				
李國寶	850,000	2,805,000.00	850,000	2,490,500.00
彭玉榮	400,000	1,320,000.00	400,000	1,172,000.00
陳棋昌	400,000	1,320,000.00	400,000	1,172,000.00
僱員的總數*	3,975,000	13,117,500.00	3,975,000	11,646,750.00
總數：	5,625,000	18,562,500.00	5,625,000	16,481,250.00

註：

(1) 本銀行股份於認股權授出日之前一日的收市價為港幣15.60元。

(2) 按照柏力克－舒爾斯期權價格模式[1]及採用以下之假設數據計算，認股權於2002年4月18日（即認股權授出之日）約值港幣18,562,500元。

無風險利率	：	5.25%，為2002年4月18日交易的5年期外匯基金票據的大約孳息。
預期波幅	：	23.89%，為本銀行股份自2001年4月18日至2002年4月18日的收市價的年波幅率。
預期股息率	：	3.42%，為本銀行2002年預期股息率。
預期股息增長率	：	每年-4.13%，為本銀行過去5年股息增長率。
認股權的預期有效年期	：	5年
假設	：	(i) 認股權於有效期內的預期波幅與本銀行股價於2001年4月18日至2002年4月18日期內之波幅並沒有實質的分別。
		(ii) 認股權於有效期內的預期股息增長率與本銀行股息於過去5年的增長率並沒有實質的分別。

(3) 按照柏力克－舒爾斯期權價格模式[1]及採用以下之假設數據計算，認股權於2002年6月30日約值港幣16,481,250元。

無風險利率	：	4.35%，為2002年6月28日交易的5年期外匯基金票據的大約孳息。
預期波幅	：	23.70%，為本銀行股份自2001年6月28日至2002年6月28日的收市價的年波幅率。
預期股息率	：	3.44%，為本銀行2002年預期股息率。
預期股息增長率	：	每年-4.13%，為本銀行過去5年股息增長率。
認股權的預期有效年期	：	4.8年
假設	：	(i) 認股權於有效期內的預期波幅與本銀行股價於2001年6月28日至2002年6月28日期內之波幅並沒有實質的分別。
		(ii) 認股權於有效期內的預期股息增長率與本銀行股息於過去5年的增長率並沒有實質的分別。

(4) 所有在到期前遭沒收的認股權均當作失效認股權處理，即是將有關認股權的數目重新納入有關的認股權計劃可予發行的股份數目內。

[1] 柏力克－舒爾斯期權價格模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權的合理價值，該期權定價模式只為眾多期權定價模式中較為普遍的一種，認購期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

認股權資料

根據上市規則所披露的有關認股權的資料如下：

	認股權數目	授予日期	有效期	行使期	行使價 港幣(元)
1. 於2002年1月1日尚未行使的認股權：					
李國寶	136,800	29/4/1997	29/4/1997 – 28/4/1998	29/4/1998 – 29/4/2002	24.59
	133,800	20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
	145,000	21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
	145,000	20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
	850,000	19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
彭玉榮	122,400	29/4/1997	29/4/1997 – 28/4/1998	29/4/1998 – 29/4/2002	24.59
	119,400	20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
	130,000	21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
	130,000	20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
	400,000	19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
陳棋昌	122,400	29/4/1997	29/4/1997 – 28/4/1998	29/4/1998 – 29/4/2002	24.59
	119,400	20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
	130,000	21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
	130,000	20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
	400,000	19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
僱員的總數*	13,013,400	29/4/1997	29/4/1997 – 28/4/1998	29/4/1998 – 29/4/2002	24.59
	5,410,600	20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
	4,658,000	21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
	11,295,000	20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
	3,870,000	19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
2. 於2002年6月30日尚未行使的認股權：					
李國寶	133,800	20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
	145,000	21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
	145,000	20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
	850,000	19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
	850,000	18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
彭玉榮	119,400	20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
	130,000	21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
	130,000	20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
	400,000	19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
	400,000	18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
陳棋昌	119,400	20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
	130,000	21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
	130,000	20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
	400,000	19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
	400,000	18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
僱員的總數*	5,082,800	20/4/1998	20/4/1998 – 19/4/1999	20/4/1999 – 20/4/2003	15.30
	4,164,000	21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
	10,883,000	20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
	3,870,000	19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
	3,975,000	18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80

董事及行政總裁權益

根據香港聯合交易所有限公司《證券上市規則》(「上市規則」)公布的各董事及行政總裁於2002年6月30日所持有本行實質利益如下：

姓名	所持普通股數目				
	個人權益	家族權益	公司權益	其他權益	總權益
李國寶	17,437,894	639,336	—	—	18,077,230[4]
李福和	1,235,804	—	—	—	1,235,804
何佐芝	878,475	—	8,080,483[1]	—	8,958,958
黃頌顯	46,810	344,131	—	—	390,941
李福深	6,994,329	—	30,227,922[1]	—	37,222,251
李兆基	647,985	—	1,000,000[1]	—	1,647,985
李福善	458,000	3,069,000	—	—	3,527,000
李國章	7,600,955	—	—	—	7,600,955
黃子欣	—	124	—	10,122,659[2]	10,122,783
李國星	21,957	31,217	—	30,768,078[3]	30,821,252
彭玉榮	204,318	—	—	—	204,318[4]
蒙民偉	738,171	—	—	—	738,171
陳棋昌	215,584	—	—	—	215,584[4]
羅友禮	—	—	—	—	無
邱繼炳	—	—	1,000,000[1]	—	1,000,000
郭炳江	—	—	—	—	無
李澤楷	—	—	—	—	無

附註：

1. 該等股份由有關董事擁有三份之一或以上投票權的公司持有。

2. 該等股份由全權信託基金持有，而黃子欣的家族成員是該基金的受益人。

3. 該等股份由一個全權信託基金持有，而李國星是該基金其中一位受益人。

4. 除本報告披露的股份權益外，根據本銀行的認可僱員認股計劃，李國寶、彭玉榮及陳棋昌獲授予認股權認購本行普通股股份。他們所持有的認股權的資料見於下列「認股權資料」項下：

人力資源

在2002年6月30日，本集團的僱員數目如下：

香港	3,961人
大中華其他地區	691人
海外	367人
合共	5,019人

在2002年首季，本行仍側重在協調第一太銀於4月與本行合併的整合策略，包括整合3間銀行的職級架構及各項薪酬福利等。今後，本行會在新組織架構下，落實貫徹執行既定的薪酬政策，以達致最佳的協同效益，帶領本行邁向新紀元。同時，訓練發展部亦已為員工提供合適的培訓課程，協助員工在新的工作崗位和職責下提高工作效率，盡展所長。

展望

東亞銀行繼續維持其作為香港其中一間最受尊崇財務機構的策略地位。本行將會藉著持續增長的策略以加強銀行本身的特有地位。雖然在困難的經營環境下，本行仍會致力拓展其他不同的收入來源，開發新的市場商機。在2002年4月，本行成功和第一太銀合併，此後，本行在統一的公司架構下運作，效率和經營規模皆有所增強。為了從本行廣泛的本地分行網絡中獲取更大的價值，本行正進行一項龐大的計劃，以促進保險、金融服務和其他產品於分行的銷售活動。在2002年2月，本行更開展其新的企業形象，以富動力、充滿時代感的品牌和新的分行外貌，配合本行的業務策略。

本行將繼續透過具潛質的收購及策略性聯盟以實行其增長策略。在2002年1月，本行成功收購了本港主要企業服務供應商之一登捷時有限公司的大部分股權。此項收購正鞏固本行作為專業企業服務供應商的領導地位，並為本行提供良好的商業前景。同時，企業服務將會在未來數年成為本行其中一項重要的收費收入來源，並能提供龐大的企業客戶基礎，讓本行向其推廣保險和金融產品服務，從而配合本行提供「一站式」全面金融服務和拓展具潛質的收費收入策略。

中國市場一直是本行增長策略的重要一環。本行正積極透過在中國強大和已有良好發展的基礎，以穩固其卓越的境外資銀行之地位。憑藉覆蓋甚廣的分行和營業據點網絡，本行已作好充分準備，隨時把握中國加入世界貿易組織為銀行業帶來的商機。中國內地市場的前景依然龐大，東亞銀行亦將不斷尋求機會，在中國部署策略性聯盟，進一步拓展業務和商機。

董事辭任

本行謹宣布，隨著李國章教授獲委任為香港特別行政區政府教育統籌局局長，李教授已正式辭任本行董事一職，由2002年8月1日起生效。

本行謹藉此機會恭賀李教授獲委任為教育統籌局局長，並對李教授自1995年出任本行董事以來對本行作出的貢獻及支持，致以衷心謝意。

銀行保險業務

2002年已是本行第二年舉辦「寶寶安心保」教育基金資助計劃。在4月舉行的第二屆頒獎典禮上，本行送出了3份各價值港幣50,000元的寶寶安心保教育基金保單予3個獲獎的家庭。

在2002年2月至4月的推廣期內，本行的保險業務銷售活動較去年同期上升達63%，成績非常理想。

此外，本行的即時簽發保單服務現已伸展至電子網絡銀行服務，客戶可透過該網站即時投保購買保險產品，方便快捷。

藍十字保險

透過本行中國業務總部的協助，藍十字在其旅遊保險產品中加入全新的緊急現金援助，讓受保旅客於緊急情況下可在本行國內分行支取現金應急。

企業服務

公司秘書、證券登記及商業服務

隨著本集團於過去兩年裏收購了秘書商業服務有限公司、雅柏勤證券登記有限公司及登捷時有限公司，本集團已在公司秘書、證券登記及商業服務的領域中取得了市場的領導地位。現階段，上述公司正進行合併工作。本集團會致力實踐承諾，為本地及海外工商界提供全面的財務、投資和有關的服務；在這合併過程中，本集團不但為客戶提供更有效和更優質的專業服務，亦能進一步鞏固本集團在提供企業服務方面的領先地位。

離岸企業及信託服務

本集團透過其全資附屬公司 — East Asia Corporate Services (BVI) Limited，及其聯營公司 — East Asia International Trustees Limited，提供全面的離岸企業及信託服務。此兩家公司均位於英屬處女羣島，在當地擁有具備專業資格及經驗豐富的職員，加上本集團香港職員的協助，為個人及企業客戶提供方便、快捷和高效率的服務。

中國業務部

本行預計北京代表處將於今年內獲中國人民銀行(「人行」)批准升格為分行；本行亦預期於年內獲人行批准於內地推出網上銀行服務。

本行已根據「中華人民共和國外資金融機構管理條例」及其「實施細則」的有關規定，增加內地7間分行營運資金。本行內地7間分行，包括上海、深圳、廣州、廈門、珠海、大連及西安分行，以及上海浦西支行，均已獲准由經營部分外匯業務擴大至全面外匯業務，向各類客戶(包括內地居民和內地企業)提供外匯服務。同時，本行亦已在內地分行設立個人理財中心，專為高收入人士提供優質理財服務。此外，本行大連分行於今年6月經人行批准開辦人民幣業務，是繼本行上海分行及深圳分行後，本行第三間分行獲得經營人民幣業務的牌照。本行是目前唯一在內地持有3個人民幣經營牌照的香港銀行。

本行於2002年2月，獲得台灣財政部批准於高雄設立分行。高雄分行將於本年8月28日開業，成為本行在台灣的第二家分行。

海外分行業務

加州大興銀行更改名稱

2001年8月，本行成功收購了位於加州洛杉磯大興銀行的100%股權。為全面反映是次收購的擁有權和加強本行品牌在當地的定位，大興銀行將於2002年8月1日起更名為美國東亞銀行。

信託管理服務

東亞銀行(信託)有限公司積極進取地向會計師行、律師行及基金管理公司推廣其多元化服務。此外，該公司亦有郵寄通訊予香港房屋委員會之「租者置其屋計劃」轄下各屋邨的業主立案法團，進一步介紹託管維修基金的服務。

於2002年1月，該公司獲委任為東亞銀行投資系列單位信託基金(「該系列」)的信託人。該系列成功推出了其成份基金「東亞銀行104%保證回報中國 — 香港紅利基金」，認購金額超逾港幣5億元。

強制性公積金

為貫徹本行積極進取的精神，強積金行政中心通過本行強大的分行網絡和全線推廣隊伍，進一步拓展集成信託計劃和行業計劃的市場佔有率。本行除了不斷提升營運效率外，亦非常著重為客戶提供高質素的服務。另一方面，本行亦與基金經理合辦強積金投資講座，讓僱主及僱員清晰瞭解有關強積金的投資概念。

業務拓展

本行積極地參與各政府部門或工商團體主辦的研討會及展覽會，從而有效地令企業客戶更瞭解本行多元化的企業銀行服務。當中，本行參與了由貿易發展局在6月舉辦的「中小企市場推廣日」。此外，本行更與不同的商會合作，如香港中華廠商聯合會及香港總商會，協助本地企業拓展其在香港及中國的業務。

踏入電子商貿的年代，本行與貿易通電子貿易有限公司攜手合作推動安全可靠的網上服務。本行是本港首家銀行讓客戶選擇以身分數碼證書隨時隨地處理網上的銀行財務交易。

企業電子網絡銀行服務

本行自2001年8月推出企業電子網絡銀行服務以來，至目前已有超逾1,700名企業客戶登記成為該項服務的使用者。2002年上半年內，本行不斷提高服務質素，並推出嶄新的服務功能，包括自動轉賬支薪、匯款及開立信用證等。

此外，為針對企業客戶對網上交易安全保密措施的高度關注，和維持本行在網上銀行服務的競爭優勢，企業電子網絡銀行服務客戶現更可選擇以電子證書作為核實使用者身分的方法，登入企業電子網絡銀行的服務平台和確認於網上進行的交易，確保安全穩妥。

投資業務

東亞證券有限公司 — 電子網絡股票買賣服務

於2002年上半年，本行的電子網絡股票買賣戶口穩步增長，較去年同期增長56%。目前，所有新舊客戶均可享用本行的電子網絡股票買賣服務，及透過一個或多個電子交易渠道進行股票買賣，包括使用互聯網、電話或流動電話連接本行的「話音識別電話買賣系統」。現時，超逾三成的證券客戶已選用網上股票買賣服務。

於2002年2月，本行成功推出互聯網保證金買賣服務，使本行的電子網絡股票買賣服務更多元化。保證金客戶現可使用互聯網及本行的「話音識別電話買賣系統」進行股票買賣。

為鼓勵客戶使用本行簡易操作的電子交易平台進行股票買賣，本行提供了各種優惠計劃，包括較低的經紀佣金及每宗交易的最低佣金收費。此等計劃得到客戶的廣泛支持，成績令人滿意。現時，透過電子網絡股票買賣系統完成的交易，分別佔本行總成交宗數及總成交金額53%及37%。

本行將繼續努力為客戶提供更完善的電子網絡股票買賣服務，包括計劃於2002年第4季度加入個人數碼助理(PDA)為另一種電子交易渠道，及提升「話音識別電話買賣系統」的服務功能。

信用卡

本集團的信用卡業務於本年上半年度持續擴展，於發卡量、信用卡應收欠賬、信用卡簽賬額及商戶收單營業額方面均錄得溫和增長。為對社會各界人士提供優質的信用卡服務，本行於4月先後推出兩款聯營卡，分別為「香港馬主協會VISA白金卡」及「香港教育專業人員協會VISA卡」，進一步拓展專業人士及優質客戶的高檔次市場空間。自推出後，該兩款聯營卡的反應非常良好，甚受客戶歡迎。

為進一步提升本行信用卡對客戶的價值，本行致力推出多項客戶獎賞計劃及優惠。本年初，本行參與了「亞洲萬里通」獎賞計劃；而新推出的里數兑換率，更是目前同類計劃中透過簽賬所提供最優惠的兑換率。

第一太銀與本行的合併亦告順利完成，第一太銀信用卡的品牌亦因此由本行信用卡替代；而大部分前第一太銀信用卡客戶現已採用了東亞銀行信用卡為新的信用卡。

由於經濟氣候仍然低迷，破產個案及信用卡壞賬持續上升，本行已相應採取更審慎的信貸措施，以確保維持良好的資產質素。

企業銀行業務

企業及銀團貸款

一直以來，本行是本地銀團及企業貸款市場中的主要貸款銀行之一。面對貸款息差收窄，本行致力開拓新的客源，包括吸納優質的中型企業，以帶來穩定而可觀的回報。

雖然貸款市場持續疲弱，本行仍能積極參與貸款市場的活動，保持穩定的市場佔有率。於2002年上半年度，本行參與了市場上多項重大交易，包括擔任電訊盈科有限公司兩項港幣50億元銀團貸款的安排行或牽頭銀行。同時，為進一步拓展非利息收入的來源，本行亦在多宗銀團貸款中擔任代理行、抵押品信託人及戶口開立行等角色。

工商業貸款

透過各項推廣活動，本行積極進取地向企業客戶推廣貿易融資的服務，其中包括郵寄宣傳冊子、開辦各類型的研討會及與不同的商會合作，為他們的會員提供多項服務優惠。由於經濟復甦的步伐較為緩慢，本行籌劃了一連串的推廣活動如「獎賞計劃」等，以吸引現有的客戶增加押匯服務的使用率，結果亦非常理想。

中小型企業貸款

本行一直以來與工業貿易署緊密合作，為中小型企業提供由政府資助的「中小企業營運設備及器材信貸保證計劃」貸款，以協助中小型企業提升生產力及競爭力。此外，本行亦提供不同的貸款優惠予客戶，其中包括與軟件及系統供應商合作，設計一系列的貸款方案予中小企業，以購置及更新資訊科技設備。除了作為工業貿易署轄下的中小企業支援與諮詢中心的諮詢顧問外，本行亦開辦了多次研討會，為中小企業闡釋融資方法及途徑。

證券貸款

本行已成功地在本港的股票市場中建立重要地位。於5月，本行參與並完成了一項新股上市的收票銀行項目，更為下半年投得另外3項新股上市的收票銀行項目。隨著於香港聯合交易所上市的新公司數目不斷增加，本行擴闊了認可抵押股份的數目，並不斷注視個別上市公司的股價表現，緊密留意市場變動，以迅速回應客戶的查詢和提供即時服務。

分行業務

為進一步提高本地分行營運效率和強化分行網絡，本行不斷尋找機會，以改善經營環境及檢討分行的位置分布。

- 於3月，本行共有3家分行與鄰近的分行合併；在6月再有8家分行關閉及與鄰近分行合併，使本行在本年上半年內共關閉11家分行。本行會持續遷移更多業務機會稍遜的分行至更具策略性的位置，並將會更積極推行分行重整計劃，令分行網絡更加完善。

- 本行已於奧海城選取合適的行址，預計將於2002年第4季內在該處開設新分行。

- 為拓展分行銷售銀行產品和服務的能力，本行正全力推行「分行轉型計劃」。本行已於各重要分行增加銷售隊伍，加強營銷活動，為本行帶來更多業務機會。

- 本行會繼續投放更多資源，配合分行的整合、集中、簡化工作流程和自動化工序，全面提升分行的營運成效。同時，本行亦會減省分行的日常例行工序，以調配更多前線職員集中於產品銷售和推廣工作。

電子網絡銀行服務

2002年上半年度，本行電子網絡銀行服務推出更多嶄新的功能，進一步拓展服務範圍，如提供市場快訊、轉賬和繳費預設指示，及全面的網上保險服務等。電子網絡銀行服務將會繼續發展，不斷提升對客戶的服務效率。

客戶關係管理系統

本行於去年引進「客戶關係管理系統」，在完成第一階段計劃後，使本行能更清楚瞭解和深入分析客戶羣的特性，從而可以提供度身訂造的服務和產品，切合個別客戶類別的特定需求。

現時，「客戶關係管理系統」已進入實施第二階段的計劃。該第二階段設有獨特功能，評估客戶對本行的「相對價值」，有助本行根據個別客戶羣的價值而訂定適當的業務策略，更有效地就各項產品和服務進行最佳的定價，以配合不同客戶的需要。

樓宇按揭貸款

在現時淡靜的樓市中，樓宇買賣仍然以一手市場為主導。面對貸款需求持續疲弱，按揭業務競爭長期熾烈，本行更積極地與地產發展商合作，聯手為新樓盤買家提供優惠及全面的按揭計劃和服務。

此外，本行亦致力推出更多類型的按揭產品，以滿足客戶所需。於6月，為配合市區重建局的重建計劃，本行特別為受影響的業主推出了「市區重建過渡貸款」，以配合其財務需要。

私人貸款

雖然失業率持續上升，以致消費性貸款需求下降，本行於2002年上半年仍成功推出多個私人貸款計劃，並以優質客戶及有特別貸款用途的客戶為主要對象，使本行私人貸款業務較去年同期獲得雙位數字的理想增長。為不斷提高服務質素，本行除設有24小時網上私人貸款的即時批核服務外，更於2002年4月提供電話即時申請服務，使客戶於處理財務安排時更方便快捷。

(i) *外匯風險承擔*

本集團的外匯風險源自外匯買賣、商業銀行業務及結構性外幣資產或負債。所有外幣持倉均由資金部管理，並維持在資產及負債管理委員會所訂定的限額內。

在2002年6月30日，外匯交易持倉的風險數額為港幣260,000元（2001年12月31日：港幣320,000元）。2002年上半年平均每日外匯交易盈利為港幣400,000元（2001年上半年：港幣290,000元）。

本集團投資於分行、附屬公司及聯營公司的外幣投資，有關的溢利及虧損因為已撥入儲備內，所以未計算在風險數額內。管理此類外幣投資的主要宗旨，是要保護本集團的儲備不受匯率變動所影響。

(ii) *利率風險承擔*

本集團的利率持倉源自財資及商業銀行業務。利率風險來自交易組合及非交易組合。所有交易組合持倉由資金部管理，並維持在資產及負債管理委員會所訂定的限額內。而非交易組合的利率風險主要是由帶息資產、負債及承擔在再定息的時差，及某些定息資產和負債的不同到期日所引致，此等利率風險則由本集團的資產及負債管理委員會負責監管。

在2002年6月30日，債務證券及衍生工具交易（除外匯遠期合約）的風險數額為港幣200,000元（2001年12月31日：港幣170,000元），此類業務在2002年上半年每日平均盈利為港幣20,000元（2001年上半年：港幣30,000元）。

(iii) *股票風險承擔*

本集團的股票風險承擔包括股票交易持倉及作長線投資的股票持倉。本集團的投資委員會定期檢閱及監控股票買賣活動。在2002年6月30日，股票交易持倉的風險數額為港幣3,740,000元（2001年12月31日：港幣3,660,000元）。

業務回顧

提升運作環境，配合業務發展

合併計劃

於2002年4月1日，本行如期成功與第一太銀合併，所有前第一太銀的分行亦於合併後即時更名為東亞銀行分行。此外，2002年年內將會關閉若干分行，以減省本行經營成本，達致合併後的協同效益。

工序北移

本行將會在廣州設立一個後勤支援中心，以處理本集團部分後勤工序。預計此中心將在本年稍後開始投入服務。工序北移計劃旨在借助內地較低的運作成本以提升本集團的營運成本效益。本行將分階段把有關的後勤工序逐漸轉移至後勤支援中心。

集中支援業務辦公室計劃

2002年6月，本行簽訂了一項協議，購入位於觀塘將建成的新大廈「創紀之城第5期」共406,660平方呎的物業，以配合本行將所有支援業務的辦公室集中之計劃。有關交易的代價約為港幣1,334,000,000元。透過引入最新技術和工作流程，此辦公室集中計劃在中期而言有助本集團減低運作成本，長遠來說更有助維持本行增長。購入這項物業除足以應付目前業務所需外，尚保留更大的發展空間以配合本行日後的業務拓展。

與市場風險有關財資交易的收入每日分布圖 — 2002年上半年


日數
60
50
40
30
20
10
0
0
0
1
1
0
5
29
37
32
7
6
2
−1以下
−1 至 −0.75
−0.75 至 −0.5
−0.5 至 −0.25
−0.25 至 0
0 至 0.25
0.25 至 0.5
0.5 至 0.75
0.75 至 1
1 至 1.25
1.25 至 1.5
以上
收入（港幣百萬元）

與市場風險有關財資交易的收入每日分布圖 — 2001年上半年


日數
60
50
40
30
20
10
0
2
1
0
0
3
40
49
18
3
3
0
1
−1以下
−1 至 −0.75
−0.75 至 −0.5
−0.5 至 −0.25
−0.25 至 0
0 至 0.25
0.25 至 0.5
0.5 至 0.75
0.75 至 1
1 至 1.25
1.25 至 1.5
以上
收入（港幣百萬元）

上圖為本集團2002年上半年（對比2001年上半年）與市場風險有關的財資交易收入的每日分布情況。圖中顯示了120個交易日中有7日（2001年：於120個交易日中有6日）出現虧損。而最普遍的單日收入，是介乎港幣250,000元至港幣500,000元之間，共計37日（2001年：相同收入範圍有49日）。最高的單日虧損為港幣910,000元（2001年：港幣2,660,000元），次高的單日虧損為港幣640,000元（2001年：港幣1,300,000元）；而最高的單日收入是港幣1,440,000元（2001年：港幣4,170,000元）。

(b) *流動資金風險管理*

流動資金風險是指本集團可能無法履行目前責任的風險。本集團已制定流動資金風險管理政策，並經由資產及負債管理委員會審閱及得到董事會的批核。本集團透過法定流動資金比率、貸存比率及到期錯配組合以量度本集團的流動資金。

資產及負債管理委員會每天均緊密監察本集團的流動資金情況，以確保集團的資產、負債及承擔的流動結構能達到對資金的需求，並能經常符合法定的流動資金比率。本集團於2002年上半年度的平均流動資金比率為46.4%，遠超法定的25%最低要求。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

(c) *資本管理*

本集團的政策是要維持雄厚的資本，以支持集團的業務發展，並能達到法定的資本充足比率要求。本集團於2002年6月30日在計入市場風險的經調整資本充足比率為17.0%，未經調整資本充足比率則為17.1%，均遠超法定的最低要求。

本集團按各業務部門所承受的風險來分配資本。一些附屬公司或業務分支若受其他監管機構直接監管，便必須遵守這些監管機構的規定以維持足夠的資本。而本集團的某些附屬財務公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

(d) *市場風險管理*

市場風險是指由市場上之息率及價格的變化，如利率、外匯牌價、股票價格及商品價格等，對銀行的資產、負債及承擔的影響，因而引起盈利或虧損的風險。

本集團的市場風險來自以當時市場價格估值(即市場標價基準)所持有作買賣交易的外匯、債務證券、股份及衍生工具和來自以成本加應計利息估值(即應計制基準)的投資及銀行活動的財務資產及負債，以及在資產負債表上以公正價值衡量並分類作其他投資項目的證券。本集團在衍生工具上的交易活動，主要是按照客戶需求及對冲其他交易項目而作出。本集團已制定市場風險管理政策，用以監控市場風險。

本集團在衡量和監察各交易活動的市場風險，是根據本金(或名義)金額、未平倉盤及止蝕限制所制定，亦規定各營業部門、營業類別及整體的風險均受控於資產及負債管理委員會已檢閱及制定的限制內。買賣交易上的風險，每日均由獨立的中、後勤部門監察。本集團的市場風險報表會定期由資產及負債管理委員會檢查並向董事會匯報，而超過已批核的限額，則於發生時作即時報告。

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用以量度於某一時段內，交易組合因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額，是依據過去市場息率與價格的波動、95%之置信程度及一日持倉期，並計入不同市場及息率的相關程度。

於2002年6月30日，本集團與市場風險有關的財資交易組合的風險數額為港幣390,000元(2001年12月31日：港幣310,000元)。於2002年上半年，本集團與市場風險有關的財資交易每日平均收入為港幣420,000元(2001年上半年：港幣320,000元)。每日收入的標準差為港幣340,000元(2001年上半年：港幣530,000元)。

已發行債務證券之年期
（以百萬元位列示）

	貨幣	合共面值	到期年份 2003	2004	2006
浮息存款證					
於2001年發行	港幣	1,000	1,000		
於2002年發行	港幣	3,135	2,135	1,000	
於2002年發行	美元	560	560		
合共	港幣	4,135	3,135	1,000	
合共	美元	560	560		
定息存款證					
於1999年發行	港幣	100		100	
貼現存款證					
於2002年發行	港幣	519			519
可換股債券					
於1996年發行	美元	41	41		
所有已發行債務證券（相等於港幣）		**9,439**	**7,820**	**1,100**	**519**

風險管理

本集團已制定政策及程序，用以控制及監控本集團業務引起的風險，包括信貸風險、流動資金風險、資本及市場風險。這些政策由管理層、信貸委員會或資產及負債管理委員會定期檢討，並經董事會批核。內部稽核員亦會對業務部門進行定期稽核，以保證該等政策及程序能得以遵從。本集團並設立投資委員會以制定本集團的投資策略，及監察投資活動的表現和遵從情況。

(a) ***信貸風險管理***

信貸風險源於客戶或交易對手於交易中未能履行其承擔，可來自本集團的貸款及墊款、財資及其他業務活動。為了監察本集團的信貸風險管理，董事會已授權由本行主席兼行政總裁任主席的信貸委員會以執行這項職能。

本集團的信貸風險管理，是獨立於借貸單位，其執行是藉信貸政策的制定、信貸評審、確保遵從監管當局的要求，及對資產質素的監管。

在評估客戶或交易對手的信貸風險時，其財政實力以及還款能力乃本集團的主要考慮因素。信貸風險或可藉客戶或交易對手的抵押品而減低；信貸風險的集中亦會藉適當的信貸控制措施而予以監控，例如根據本集團的資本基礎以釐定大額的風險限額。

於這方面，詳盡的信貸風險管理指引已載於本集團的信貸手冊，並經由信貸委員會定期檢閱及批核。載於信貸手冊內的為信貸權限授權、授信標準、信貸監管處理、10級貸款分類系統、信貸追收以及撥備政策。

於2002年首6個月，本行的股東應佔溢利為港幣787,000,000元，較2001年同期的港幣1,012,000,000元減少港幣225,000,000元，即22.3%。然而，此項純利仍較2001年下半年的港幣588,000,000元增加港幣199,000,000元，即增長33.8%。未扣除準備之經營溢利微跌至港幣1,272,000,000元，2001年同期數字則為港幣1,326,000,000元。基本每股盈利為港幣0.55元。平均資產回報率及平均股東資金回報率分別為0.9%及8.6%。

2002年上半年內，雖然世界經濟已有復甦跡象，但本地經濟環境卻未見相應改善。香港失業率仍然高企，且持續出現通縮，地產市場疲弱，令銀行業的資產質素及盈利增長深受影響。在此困難的經營環境下，本行的淨利息收入由2001年上半年度的港幣2,066,000,000元減至2002年上半年度的港幣1,897,000,000元，下跌港幣169,000,000元，減幅為8.2%；這主要是由於業內競爭激烈，且利率持續處於低水平。本行的淨息差下降至2.23%。

本行在非利息收入方面錄得重大增長。非利息收入增加28.4%，部分是由於本行所持的證券價值上升，部分則為本行新收購之附屬公司的盈利貢獻所致。2002年上半年內，經營收入總額達港幣2,721,000,000元，高於2001年的同期收入。非利息收入佔經營收入總額的份額，則由去年的23.7%上升至30.3%。

在2001年8月，中國聯合銀行與東亞銀行成功合併，其後第一太平銀行(「第一太銀」)亦於2002年4月與本行完成合併。合併之後，三行的業務運作已完全融合。但在完成合併工作前，尚有部分職務重疊，以及須支出額外的職員開支，以使本行日後能盡量達致最佳的協同效益。此外，由於綜合新收購附屬公司的賬項，此亦引致經營支出上升。2002年首6個月內，經營支出因而增加4.9%至港幣1,449,000,000元；惟與2001年下半年比較，經營支出則減少2.1%，反映本行致力控制成本的決心。雖然上半年度的成本相對收入比率由去年的51.0%升至2002年的53.3%，但與2001年全年數字54.9%，以及2001年下半年度59.1%作比較，則本年度首6個月的成本相對收入比率已見改善。

未扣除準備之經營溢利由2001年上半年度的港幣1,326,000,000元，稍微跌至2002年同期的港幣1,272,000,000元，減幅為4.1%。但與2001年下半年度的港幣1,025,000,000元比較，則錄得可觀增長達24.1%。

在2001年上半年內，香港銀行業整體的資產質素已有改善，因而本行在壞賬回收總額方面達至港幣295,000,000元；惟自2001年第4季度起，資產質素情況卻見轉壞。本行的壞賬及呆賬支出亦因此增加港幣272,000,000元，至港幣321,000,000元。此項支出上升，部分是由於本行須進一步加強其一般準備的審慎撥備政策，故需要增加一般準備的壞賬撥備支出。本行的不履行貸款佔貸款總額，由2001年6月底的3.5%，下降至同年12月底的3.1%，並進一步降低至2002年6月底的2.9%。已扣除準備之經營溢利則減少至港幣951,000,000元，下跌25.6%。

2002年首6個月內，本行應佔聯營公司的除税前淨溢利為港幣7,500,000元，2001年上半年同期則為港幣38,700,000元淨虧損。

期內，少數股東權益增加港幣10,000,000元至港幣18,000,000元。2002年上半年的股東應佔溢利為港幣787,000,000元。

財務狀況

於2002年6月30日，本行的綜合資產總額為港幣180,235,000,000元，其中61.8%，即港幣111,301,000,000元為客戶貸款。客戶存款為港幣137,780,000,000元。連同港幣4,275,000,000元的借貸資本，資本總額由2001年年底的22,538,000,000元，上升2.1%至港幣 23,007,000,000元。

本行於2002年上半年度共發行總值560,000,000美元及港幣3,135,000,000元的存款證，並於到期時贖回952,000,000美元存款證及購回其8,000,000美元存款證。

在2002年2月，本行發行了港幣519,000,000元的貼現存款證。

於2002年6月30日，本行的債務組合總額面值為港幣9,439,000,000元，其賬面值則為港幣9,379,000,000元。

在計入所有已發行的債務證券後，本行的貸款對存款比率為75.6%，比較去年6月30日的72.3%上升3.3%。

3. *儲備*

	30/6/2002	30/6/2001 重報	31/12/2001
	港幣千元	港幣千元	港幣千元
股份溢價	372,036	375,970	375,694
一般儲備	11,515,206	10,877,443	11,418,601
物業重估儲備	1,367,069	1,385,463	1,375,832
匯兑重估儲備	(13,506)	(45,882)	(49,712)
其他儲備	91,187	91,639	91,205
留存溢利	1,765,691	1,649,568	1,452,170
總額	15,097,683	14,334,201	14,663,790
未入賬擬派股息	302,343	300,383	473,050

4. *流動資金比率*

	截至 30/6/2002 止6個月	截至 30/6/2001 止6個月	截至 31/12/2001 止年度
	百分率	百分率	百分率
期內平均流動資金比率	46.4	47.0	46.6

期內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及《銀行條例》附表4。

J. 符合指引

此中期報告已完全符合香港金融管理局於2001年11月2日所發出的《監管政策手冊 — 本地註冊認可機構披露中期財務資料》的標準，及香港會計師公會於2001年12月所發出的《會計實務準則》第25號「中期財務報告」的修訂準則。

中期股息

本行董事會謹宣布派發截至2002年12月31日止年度的中期股息每股港幣二角一仙(2001年為港幣二角一仙)，此中期股息將派發予2002年8月29日星期四辦公時間結束時在股東名冊上已登記的股東，股東可選擇收取已繳足股款的新股以代替現金。是項以股代息的詳情將連同有關選擇表格約於2002年8月29日星期四寄予各股東。因以股代息而發行的新股有待香港聯合交易所有限公司上市委員會批准後方可派發。而有關的股息單及以股代息的股票將約於2002年9月19日星期四以平郵寄予股東。

過戶日期

由2002年8月26日星期一起至2002年8月29日星期四止，本行將暫停辦理股票過戶登記。如欲享有上述中期股息，請於2002年8月23日星期五下午4時前將過戶文件送達香港中環干諾道中111號永安中心5樓標準証券登記有限公司辦理登記。

財務回顧

財務表現

於2002年中期業績的公布中，本行已就2001年採納聯營公司權益會計法以匯報其業績所引起的會計政策變更已作出前期調整，此等調整旨在能與2001年的業績作相關比較。

	31/12/2001 港幣百萬元				
	美元	加元	新加坡元	其他	總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
結構性持倉淨額	710	162	172	152	1,196

I. 資本、資本充足及流動資金資料

因會計政策變更引起的前期調整，已計入於2001年6月30日的資本充足比率及資本基礎計算內。

1. *資本充足比率*

	30/6/2002	30/6/2001 重報	31/12/2001
	百分率	百分率	百分率
未經調整資本充足比率	17.1	17.7	17.5
調整後資本充足比率	17.0	17.6	17.4

未經調整資本充足比率之計算，是根據香港金融管理局訂定用作規管用途的綜合基準及《銀行條例》附表3。綜合基準包括了本銀行及其所有附屬公司。

調整後資本充足比率的計算，是根據香港金融管理局發出的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

2. *扣減後的資本基礎*

	30/6/2002	30/6/2001 重報	31/12/2001
	港幣千元	港幣千元	港幣千元
核心資本			
繳足股款的普通股股本	3,599,326	3,575,990	3,583,711
股份溢價	372,036	375,970	375,694
儲備	13,056,235	12,253,922	12,422,457
少數股東權益	35,094	15,630	19,092
減：商譽	(2,144,446)	(1,792,688)	(1,885,986)
核心資本總額	14,918,245	14,428,824	14,514,968
可計算的附加資本			
土地及土地權益價值重估儲備(以70%計算)	956,948	969,824	963,083
一般呆賬準備	1,410,234	1,321,390	1,330,094
有期後償債項	4,274,617	4,270,224	4,271,123
可計算的附加資本總額	6,641,799	6,561,438	6,564,300
扣減前的資本基礎總額	21,560,044	20,990,262	21,079,268
資本基礎總額扣減項目	(934,389)	(922,321)	(913,104)
扣減後的資本基礎總額	20,625,655	20,067,941	20,166,164

H. 貨幣風險

1. 如個別外幣的持倉淨額佔所持有外匯淨持倉總額的10%或以上，便須予以披露。

	30/6/2002			
	美元	加元	其他	總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
現貨資產	45,173	3,339	22,250	70,762
現貨負債	(47,853)	(4,024)	(22,782)	(74,659)
遠期買入	16,406	973	6,942	24,321
遠期賣出	(13,014)	(162)	(6,400)	(19,576)
長／(短)盤淨額	712	126	10	848

	30/6/2001			
	美元	加元	其他	總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
現貨資產	50,108	3,674	16,902	70,684
現貨負債	(50,990)	(3,753)	(17,449)	(72,192)
遠期買入	16,525	172	2,957	19,654
遠期賣出	(15,271)	(181)	(2,369)	(17,821)
長／(短)盤淨額	372	(88)	41	325

	31/12/2001			
	美元	加元	其他	總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
現貨資產	47,398	3,700	18,303	69,401
現貨負債	(49,546)	(3,944)	(19,792)	(73,282)
遠期買入	13,777	318	4,041	18,136
遠期賣出	(11,156)	(118)	(2,571)	(13,845)
長／(短)盤淨額	473	(44)	(19)	410

2. 如個別外幣的結構性持倉淨額佔所持有外匯結構性持倉總額的10%或以上，便須予以披露。

	30/6/2002			
	美元	加元	其他	總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
結構性持倉淨額	1,390	195	338	1,923

	30/6/2001				
	美元	加元	新加坡元	其他	總額
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
結構性持倉淨額	649	170	175	153	1,147

截至30/6/2001年止6個月

	個人銀行	企業銀行	投資銀行	其他	未分類	分部間之交易抵銷	綜合總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
淨利息收入	1,160,751	549,836	351,314	10,151	(5,855)	—	2,066,197
源自外界客戶的其他經營收入	260,532	119,464	104,533	160,773	(4,099)	—	641,203
分部間之交易收入	8,626	32,084	180	—	61,046	(101,936)	—
經營收入總額	1,429,909	701,384	456,027	170,924	51,092	(101,936)	2,707,400
已扣除準備的經營溢利	654,578	516,619	234,440	39,668	(168,419)	—	1,276,886
分部間之交易	85,893	(29,336)	2,322	—	(58,879)	—	—
經營利潤	740,471	487,283	236,762	39,668	(227,298)	—	1,276,886
減值損失回撥／(增加)	—	19,316	(768)	(3,575)	690	—	15,663
應佔聯營公司溢利減虧損	(294)	(6,205)	16,283	(48,498)	18	—	(38,696)
其他未分類的收入及支出							(28,430)
除稅前溢利							1,225,423
稅項							(205,732)
少數股東權益							(7,746)
股東應佔溢利							1,011,945

G. 資產負債表以外的項目

以下為每項資產負債表以外項目重大類別的概要：

	30/6/2002	30/6/2001	31/12/2001
	港幣千元	港幣千元	港幣千元
或然負債及承擔的約定數額			
— 直接信貸代替品	4,019,560	2,991,162	3,717,540
— 與交易有關的或然項目	619,353	441,013	460,168
— 與貿易有關的或然項目	2,735,211	2,848,666	2,197,335
— 票據發行及循環包銷安排	—	28,000	23,178
— 其他承擔	28,586,500	29,845,680	31,861,150
— 其他	—	286,107	—
總額	35,960,624	36,440,628	38,259,371
— 總信貸風險加權數額	8,084,833	6,767,854	7,789,246
衍生工具的名義數額			
— 匯率合約	26,760,833	26,356,560	20,670,582
— 利率合約	8,361,158	2,379,253	6,432,526
— 股份合約	231,648	70,352	38,730
總額	35,353,639	28,806,165	27,141,838
— 總信貸風險加權數額	182,712	145,167	144,416
— 總重置成本	216,380	147,215	190,405

資產負債表以外項目的重置成本及信貸風險加權數額，並未計入雙邊淨額安排的影響。

F. 分部報告

本集團就其業務的分部編製分部資料。

個人銀行業務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款及信用卡業務。

企業銀行業務包括企業借貸及銀團貸款、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣服務、網上證券買賣服務及資產管理。

其他業務包括銀行保險、與地產有關的業務、企業服務、公司秘書服務、股份登記及商業服務，以及離岸企業及信託服務。

未分類的業務項目主要包括中央管理層、銀行行址、以及其他未能合理分配予特定業務分部的業務活動。

	截至30/6/2002年止6個月						
	個人銀行 港幣千元	企業銀行 港幣千元	投資銀行 港幣千元	其他 港幣千元	未分類 港幣千元	分部間之交易抵銷 港幣千元	綜合總額 港幣千元
淨利息收入	1,293,522	361,565	253,171	10,965	(22,018)	—	1,897,205
源自外界客戶的其他經營收入	303,122	101,967	152,557	269,274	(3,475)	—	823,445
分部間之交易收入	8,311	30,672	97	—	74,267	(113,347)	—
經營收入總額	1,604,955	494,204	405,825	280,239	48,774	(113,347)	2,720,650
已扣除準備的經營溢利	520,609	291,615	253,723	95,629	(210,992)	—	950,584
分部間之交易	95,197	(26,454)	3,434	—	(72,177)	—	—
經營利潤	615,806	265,161	257,157	95,629	(283,169)	—	950,584
減值損失回撥／(增加)	—	7,161	451	1,416	(3,985)	—	5,043
應佔聯營公司溢利減虧損	206	15,199	(6,522)	(1,063)	(295)	—	7,525
其他未分類的收入及支出							(3,056)
除税前溢利							960,096
税項							(154,933)
少數股東權益							(18,566)
股東應佔溢利							786,597

(d) 其他逾期資產

	30/6/2002		
	債務證券	累計利息	其他資產*
	港幣千元	港幣千元	港幣千元
其他逾期資產			
— 3個月以上至6個月	—	8,523	5,068
— 6個月以上至1年	—	2,362	1,772
— 1年以上	—	1,978	6,449
	—	12,863	13,289
經重組資產	—	—	—
	—	12,863	13,289

	30/6/2001		
	債務證券	累計利息	其他資產*
	港幣千元	港幣千元	港幣千元
其他逾期資產			
— 3個月以上至6個月	—	4,934	1,176
— 6個月以上至1年	—	7,453	202
— 1年以上	114,199	1,844	82,433
	114,199	14,231	83,811
經重組資產	—	—	—
	114,199	14,231	83,811

	31/12/2001		
	債務證券	累計利息	其他資產*
	港幣千元	港幣千元	港幣千元
其他逾期資產			
— 3個月以上至6個月	—	3,641	2,476
— 6個月以上至1年	—	3,861	1,159
— 1年以上	15,595	2,062	890
	15,595	9,564	4,525
經重組資產	—	—	—
	15,595	9,564	4,525

其他資產是指貿易票據及應收款項

(b) 不履行貸款

不履行貸款即利息撥入暫記賬或已停止累計利息的貸款。

	30/6/2002		30/6/2001		31/12/2001	
	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比
客戶貸款總額	3,207,063	2.88	3,751,107	3.49	3,320,032	3.07
特殊準備	416,901		460,250		490,414	
懸欠利息	598,978		549,729		566,646	

於2002年6月30日，2001年6月30日及2001年12月31日，本集團貸予銀行及其他金融機構的款項中，沒有利息撥入暫記賬或已停止累計利息的貸款，亦沒有就該等貸款提撥特殊準備。

(c) *對賬*

	30/6/2002	30/6/2001	31/12/2001
	港幣千元	港幣千元	港幣千元
逾期貸款 *(附註1)*	3,252,534	3,563,426	3,215,608
經重組貸款 *(附註2)*	181,766	412,296	223,648
逾期及經重組貸款總額	3,434,300	3,975,722	3,439,256
減：逾期但仍累計利息貸款	(387,336)	(384,105)	(315,046)
減：經重組但仍累計利息貸款	(83,074)	(164,120)	(116,270)
加：不履行貸款但非逾期或經重組	243,173	323,610	312,092
不履行貸款總額	3,207,063	3,751,107	3,320,032

附註：

(1) 逾期貸款即逾期3個月以上的客戶貸款。

(2) 根據修訂還款條款已逾期超過3個月的經重組貸款，已列作逾期貸款而非經重組貸款。

	31/12/2001			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
亞洲國家（不包括中華人民共和國）	16,294,762	742,314	4,707,965	21,745,041
北美洲	5,172,573	127,487	3,078,734	8,378,794
西歐	27,980,835	10,206	285,992	28,277,033

5. ***逾期及經重組資產***

(a) *逾期及經重組貸款*

	30/6/2002		30/6/2001		31/12/2001	
	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比
逾期客戶貸款						
— 3個月以上至6個月	662,286	0.60	503,123	0.47	590,368	0.54
— 6個月以上至1年	690,284	0.62	675,693	0.63	558,080	0.52
— 1年以上	1,899,964	1.71	2,384,610	2.21	2,067,160	1.91
	3,252,534	2.93	3,563,426	3.31	3,215,608	2.97
經重組客戶貸款	181,766	0.16	412,296	0.38	223,648	0.21
逾期及經重組客戶貸款總額	3,434,300	3.09	3,975,722	3.69	3,439,256	3.18
有擔保逾期貸款	2,710,028	2.44	2,860,617	2.66	2,543,835	2.35
無擔保逾期貸款	542,506	0.49	702,809	0.65	671,773	0.62
用作有擔保逾期貸款的抵押品市值	4,080,946		4,480,656		3,309,518	

於2002年6月30日，2001年6月30日及2001年12月31日，本集團貸予銀行及其他金融機構的款項中，沒有逾期3個月以上或經重組的貸款。

	30/6/2001		
	客戶 貸款總額	不履行貸款	逾期 3個月以上 的客戶貸款
	港幣千元	港幣千元	港幣千元
香港	92,957,886	2,669,782	2,445,021
中華人民共和國	3,359,005	693,800	790,738
其他亞洲國家	3,078,156	211,062	186,731
其他	8,209,630	176,463	140,936
總額	107,604,677	3,751,107	3,563,426

	31/12/2001		
	客戶 貸款總額	不履行貸款	逾期 3個月以上 的客戶貸款
	港幣千元	港幣千元	港幣千元
香港	92,212,501	2,326,930	2,375,517
中華人民共和國	3,491,205	591,638	692,299
其他亞洲國家	3,894,150	184,111	133,191
其他	8,576,706	217,353	14,601
總額	108,174,562	3,320,032	3,215,608

4. ***跨國債權***

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便須予以披露。

	30/6/2002			
	銀行及其他 金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
亞洲國家 （不包括中華人民共和國）	13,485,849	1,004,322	5,050,055	19,540,226
北美洲	4,811,261	82,129	3,876,815	8,770,205
西歐	23,755,103	10,176	598,242	24,363,521

	30/6/2001			
	銀行及其他 金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
亞洲國家 （不包括中華人民共和國）	18,337,765	734,598	3,740,290	22,812,653
北美洲	5,181,170	176,174	3,568,576	8,925,920
西歐	28,976,507	10,235	161,321	29,148,063

2. ***客戶貸款 — 按行業分類***

客戶貸款的行業類別是按該等貸款的用途分類，及未減除任何準備。

	30/6/2002 港幣千元	30/6/2001 港幣千元	31/12/2001 港幣千元
在香港使用的貸款			
工商金融			
— 物業發展	4,811,884	6,094,126	5,158,882
— 物業投資	11,694,120	11,363,675	11,477,370
— 金融企業	2,251,498	2,088,560	1,819,351
— 股票經紀	96,659	51,704	82,405
— 批發與零售業	2,115,181	2,913,673	2,701,901
— 製造業	1,393,245	1,518,134	1,568,309
— 運輸與運輸設備	4,509,199	3,512,129	4,322,030
— 其他	7,825,680	8,759,987	7,350,675
— 小計	34,697,466	36,301,988	34,480,923
個人			
— 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	2,386,447	2,708,702	2,596,815
— 購買其他住宅物業的貸款	43,263,844	41,439,218	42,169,173
— 信用卡貸款	1,945,047	1,711,044	1,955,494
— 其他	3,686,556	3,860,563	3,760,291
— 小計	51,281,894	49,719,527	50,481,773
在香港使用的貸款總額	85,979,360	86,021,515	84,962,696
貿易融資	3,145,345	3,350,424	3,067,857
在香港以外使用的貸款	22,176,189	18,232,738	20,144,009
客戶貸款總額	111,300,894	107,604,677	108,174,562

3. ***客戶貸款 — 按區域分類***

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

	30/6/2002		
	客戶貸款總額 港幣千元	不履行貸款 港幣千元	逾期3個月以上的客戶貸款 港幣千元
香港	93,029,972	2,340,156	2,485,244
中華人民共和國	3,638,106	531,707	644,173
其他亞洲國家	4,366,586	128,218	121,248
其他	10,266,230	206,982	1,869
總額	111,300,894	3,207,063	3,252,534

(1) 此中期報告所載的財務資料，是撮錄自卻不構成本行截至2001年12月31日止年度及截至2002年6月30日止期內的法定財務報表。截至2001年12月31日止年度的法定財務報表，可於本銀行註冊行址取得。核數師於2002年2月5日的核數師報告書中，已對此等財務報表表示了不附帶條件的意見。

(2) 在編製集團賬項時，海外公司的資產負債表及損益賬按結算日匯率折算。因採納《會計實務準則》第11號「外幣折算」的新規定，由2002年1月1日以後之會計年度，海外公司的資產負債表仍按結算日匯率折算，而損益賬按平均匯率折算。因以平均匯率及結算日匯率折算損益賬而產生的差額於儲備內作調整。由於計算前期調整並不實際，此項會計轉變只適用於由2002年1月1日起之會計年度。如果2002年上半年海外公司之損益賬按結算日匯率折算，期內溢利將會增加港幣1,720,000元。

(3) 包括截至2002年6月30日止6個月港幣113,059,000元(截至2001年6月30日止6個月：港幣105,251,000元)的固定資產折舊及截至2002年6月30日止6個月港幣58,822,000元(截至2001年6月30日止6個月：港幣47,288,000元)的商譽攤銷。

(4) (a) 香港利得稅稅款是以截至2002年6月30日止6個月期內預計應課稅溢利按稅率16%(與2001年度相同)計算。海外分行及附屬公司的稅款同樣按其經營所在國家現行稅率計算。

(b) 沒有任何未有作出準備的重大遞延稅項負債。

(5) (a) 基本每股盈利乃按照溢利港幣786,597,000元(截至2001年6月30日止6個月重報：港幣1,011,945,000元)除以於2002年6月30日止6個月內已發行股份的加權平均數1,436,817,178股(截至2001年6月30日止6個月：1,423,941,649股)計算。

(b) 攤薄每股盈利是按照溢利港幣789,233,000元(截至2001年6月30日止6個月重報：港幣1,011,945,000元)及已於2002年6月30日止6個月內發行股份的加權平均數1,450,294,299股(截至2001年6月30日止6個月：1,428,910,148股)計算，並就所有潛在攤薄盈利的股份予已調整。

(c) 現金每股盈利乃按照基本每股盈利，經調整商譽攤銷後計算。此項附加資料被視為有助顯示業務表現的補充資料。

(6) 2001年比較數字已經重報以符合是年之賬項編排。重報綜合損益賬、綜合資產負債表、資本充足比率及資本基礎，是由於採納權益會計法作為聯營公司投資的會計處理方法。而綜合現金流量表是根據《會計實務準則》第15號「現金流量表」之修訂作調整。

E. 貸款及其他資產

1. *已扣除準備的貸款及其他賬項*

	30/6/2002 港幣千元	30/6/2001 港幣千元	31/12/2001 港幣千元
客戶貸款	111,300,894	107,604,677	108,174,562
銀行及其他金融機構貸款	870,498	448,728	560,649
應計利息及其他賬項	2,759,971	2,918,460	3,037,584
	114,931,363	110,971,865	111,772,795
減：壞賬及呆賬準備			
— 特殊	541,730	555,304	601,150
— 一般	1,414,666	1,308,656	1,320,087
總額	112,974,967	109,107,905	109,851,558

C. 綜合股東權益轉變表

	股本	股份溢價	一般儲備	物業重估儲備	匯兌重估儲備	其他儲備	留存溢利	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
2002年1月1日 結餘	3,583,711	375,694	11,418,601	1,375,832	(49,712)	91,205	1,452,170	18,247,501
期內溢利	—	—	—	—	—	—	786,597	786,597
發行新股	15,615	(3,658)	83,119	—	—	—	—	95,076
已實現出售物業溢價轉撥	—	—	8,763	(8,763)	—	—	—	—
股息	—	—	—	—	—	—	(473,198)	(473,198)
匯兌及其他調整	—	—	4,723	—	36,206	(18)	122	41,033
2002年6月30日 結餘	3,599,326	372,036	11,515,206	1,367,069	(13,506)	91,187	1,765,691	18,697,009
2001年1月1日 結餘	3,536,945	338,071	10,693,195	1,385,463	(20,573)	92,046	1,281,948	17,307,095
期內溢利	—	—	—	—	—	—	1,011,945	1,011,945
發行新股	39,045	37,899	184,248	—	—	—	—	261,192
股息	—	—	—	—	—	—	(638,471)	(638,471)
匯兌及其他調整	—	—	—	—	(25,309)	(407)	(5,854)	(31,570)
2001年6月30日 結餘	3,575,990	375,970	10,877,443	1,385,463	(45,882)	91,639	1,649,568	17,910,191

D. 綜合現金流量表

	截至 30/6/2002 止6個月	截至 30/6/2001 止6個月 重報
	港幣千元	港幣千元
經營業務活動		
由經營業務產生的現金	(2,964,074)	(4,642,966)
(已付)／退回香港利得稅	(10,480)	47,027
已付海外稅款	(13,661)	(25,187)
支付已發行借貸資本、存款證及債務利息	(340,113)	(277,351)
用於經營業務活動之現金淨額	(3,328,328)	(4,898,477)
投資活動		
收取聯營公司股息	29,227	33,407
收取股份證券股息	11,868	13,360
購入股份證券	(1,918)	(34,273)
出售股份證券所得款項	1,006	18,064
購入固定資產	(82,184)	(73,186)
出售固定資產所得款項	17,611	1,268
購入聯營公司權益	—	(4,002)
出售聯營公司所得款項	130	20,370
購入附屬公司	(319,823)	(1,051,214)
用於投資活動之現金淨額	(344,083)	(1,076,206)
融資活動		
支付普通股股息	(390,079)	(454,223)
發行借貸資本	—	4,270,334
發行普通股本	11,957	76,944
發行存款證	7,961,693	5,069,750
贖回存款證及可換股債券	(7,487,596)	(3,876,322)
贖回借貸資本	—	(2,339,790)
用於融資活動之現金淨額	95,975	2,746,693
現金及等同現金項目減額	(3,576,436)	(3,227,990)
1月1日之現金及等同現金項目	42,841,676	46,564,625
6月30日之現金及等同現金項目	39,265,240	43,336,635

	截至30/6/2002止6個月	截至30/6/2001止6個月 重報	截至31/12/2001止6個月
	港幣千元	港幣千元	港幣千元
銀行本身的溢利	668,599	900,078	679,984
擬派股息	302,343	300,383	473,050
每股			
— 基本盈利[5]	HK$0.55	HK$0.71	HK$0.41
— 攤薄盈利[5]	HK$0.54	HK$0.71	HK$0.41
— 現金盈利[5]	HK$0.59	HK$0.74	HK$0.45
— 股息	HK$0.21	HK$0.21	HK$0.33

B. 綜合資產負債表

	30/6/2002	30/6/2001 重報	31/12/2001
	港幣千元	港幣千元	港幣千元
資產			
現金及短期資金	36,117,022	42,070,577	43,760,587
在銀行及其他金融機構於1至12個月內到期的存款	11,445,285	15,145,815	11,045,510
已扣除準備的貿易票據	555,903	596,497	578,962
持有的存款證	2,349,716	1,999,303	2,419,445
其他證券投資	6,367,691	3,172,183	4,150,218
已扣除準備的貸款及其他賬項	112,974,967	109,107,905	109,851,558
持至到期債務證券	2,612,129	2,712,975	2,433,861
投資證券	265,895	215,835	201,346
聯營公司投資	614,773	616,005	608,584
商譽	2,144,446	1,792,688	1,885,986
固定資產	4,786,954	4,705,007	4,828,876
資產總額	180,234,781	182,134,790	181,764,933
負債			
銀行及其他金融機構的存款及結餘	6,141,593	6,008,456	5,168,251
客戶存款	137,780,248	137,194,923	140,816,751
已發行存款證	9,061,744	9,737,808	8,585,600
已發行可換股債券	316,992	1,952,329	316,891
税項及遞延税項	515,255	447,630	430,290
其他賬項及準備	3,412,229	4,597,599	3,909,434
負債總額	157,228,061	159,938,745	159,227,217
資本			
借貸資本	4,274,617	4,270,224	4,271,123
少數股東權益	35,094	15,630	19,092
股本	3,599,326	3,575,990	3,583,711
儲備	15,097,683	14,334,201	14,663,790
股東資本	18,697,009	17,910,191	18,247,501
資本總額	23,006,720	22,196,045	22,537,716
資本及負債總額	180,234,781	182,134,790	181,764,933

東亞銀行有限公司

（一九一八年在香港註冊成立之有限公司）

二零零二年度中期報告

中期業績

東亞銀行有限公司（「本行」）董事會宣布本行截至2002年6月30日止6個月未經審核的業績[1]。編製此中期財務報告的基礎，除附註2所載因採納香港會計師公會發出一項修訂會計實務準則，而產生的會計政策變更外，跟2001年度賬項所採納的會計政策及方法是一致的。

A. 綜合損益賬

	截至30/6/2002 止6個月 港幣千元	截至30/6/2001 止6個月 重報 港幣千元	截至31/12/2001 止6個月 港幣千元
利息收入	3,268,090	5,570,633	4,172,030
利息支出	(1,370,885)	(3,504,436)	(2,260,809)
淨利息收入	1,897,205	2,066,197	1,911,221
非利息收入	823,445	641,203	593,364
經營收入	2,720,650	2,707,400	2,504,585
經營支出[3]	(1,448,842)	(1,381,108)	(1,479,660)
未扣除準備的經營溢利	1,271,808	1,326,292	1,024,925
壞賬及呆賬支出	(321,224)	(49,406)	(382,979)
已扣除準備之經營溢利	950,584	1,276,886	641,946
出售固定資產之淨溢利／（虧損）	3,097	(1,414)	9,783
出售持至到期債務證券和投資證券淨溢利	1,482	408	21,037
持至到期債務證券、投資證券和聯營公司的準備金調撥	(2,592)	(11,761)	(33,288)
應佔聯營公司溢利減虧損	7,525	(38,696)	25,955
期內除税前溢利	960,096	1,225,423	665,433
税項[4]			
— 香港	(137,408)	(194,474)	190,705
— 海外	(19,308)	(6,174)	(39,485)
— 遞延	(358)	(1,906)	(219,538)
— 聯營公司	2,141	(3,178)	(5,069)
期內除税後溢利	805,163	1,019,691	592,046
少數股東權益	(18,566)	(7,746)	(4,185)
股東應佔溢利	786,597	1,011,945	587,861

BEA

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

ANNOUNCEMENT OF 2002 INTERIM RESULTS

INTERIM RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") announce the unaudited results[1] of the Group for the six months ended 30th June, 2002. This interim financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2001 annual accounts except for the accounting policy change[2] made thereafter in adopting a revised Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	6 months ended 30/6/2002	6 months ended 30/6/2001 Restated	6 months ended 31/12/2001
	HK$'000	HK$'000	HK$'000
Interest income	3,268,090	5,570,633	4,172,030
Interest expense	(1,370,885)	(3,504,436)	(2,260,809)
Net interest income	1,897,205	2,066,197	1,911,221
Non-interest income	823,445	641,203	593,364
Operating income	2,720,650	2,707,400	2,504,585
Operating expenses[3]	(1,448,842)	(1,381,108)	(1,479,660)
Operating profit before provisions	1,271,808	1,326,292	1,024,925
Charge for bad and doubtful debts	(321,224)	(49,406)	(382,979)
Operating profit after provisions	950,584	1,276,886	641,946
Net profit/(loss) on disposal of fixed assets	3,097	(1,414)	9,783
Net profit on disposal of held-to-maturity debt securities and investment securities	1,482	408	21,037
Provisions on held-to-maturity debt securities, investment securities and associates	(2,592)	(11,761)	(33,288)
Share of profits less losses of associates	7,525	(38,696)	25,955
Profit for the period before taxation	960,096	1,225,423	665,433
Taxation[4]			
— Hong Kong	(137,408)	(194,474)	190,705
— Overseas	(19,308)	(6,174)	(39,485)
— Deferred	(358)	(1,906)	(219,538)
— Associates	2,141	(3,178)	(5,069)
Profit for the period after taxation	805,163	1,019,691	592,046
Minority interests	(18,566)	(7,746)	(4,185)
Profit attributable to shareholders	786,597	1,011,945	587,861
Profit for the Bank	668,599	900,078	679,984
Proposed dividends	302,343	300,383	473,050
Per share			
— basic earnings[5]	HK$0.55	HK$0.71	HK$0.41
— diluted earnings[5]	HK$0.54	HK$0.71	HK$0.41
— cash earnings[5]	HK$0.59	HK$0.74	HK$0.45
— dividend	HK$0.21	HK$0.21	HK$0.33

B. CONSOLIDATED BALANCE SHEET

	30/6/2002	30/6/2001 Restated	31/12/2001
	HK$'000	HK$'000	HK$'000
ASSETS			
Cash and short-term funds	36,117,022	42,070,577	43,760,587
Placements with banks and other financial institutions maturing between one and twelve months	11,445,285	15,145,815	11,045,510
Trade bills less provisions	555,903	596,497	578,962
Certificates of deposit held	2,349,716	1,999,303	2,419,445
Other investments in securities	6,367,691	3,172,183	4,150,218
Advances and other accounts less provisions	112,974,967	109,107,905	109,851,558
Held-to-maturity debt securities	2,612,129	2,712,975	2,433,861
Investment securities	265,895	215,835	201,346
Investments in associates	614,773	616,005	608,584
Goodwill	2,144,446	1,792,688	1,885,986
Fixed assets	4,786,954	4,705,007	4,828,876
Total Assets	180,234,781	182,134,790	181,764,933
LIABILITIES			
Deposits and balances of banks and other financial institutions	6,141,593	6,008,456	5,168,251
Deposits of customers	137,780,248	137,194,923	140,816,751
Certificates of deposit issued	9,061,744	9,737,808	8,585,600
Convertible bonds issued	316,992	1,952,329	316,891
Tax and deferred taxation	515,255	447,630	430,290
Other accounts and provisions	3,412,229	4,597,599	3,909,434
Total Liabilities	157,228,061	159,938,745	159,227,217
CAPITAL RESOURCES			
Loan capital	4,274,617	4,270,224	4,271,123
Minority interests	35,094	15,630	19,092
Share capital	3,599,326	3,575,990	3,583,711
Reserves	15,097,683	14,334,201	14,663,790
Shareholders' Funds	18,697,009	17,910,191	18,247,501
Total Capital Resources	23,006,720	22,196,045	22,537,716
Total Capital Resources and Liabilities	180,234,781	182,134,790	181,764,933

C. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	General reserve	Property revaluation reserve	Exchange revaluation reserve	Other reserves	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance as at 1st January, 2002	3,583,711	375,694	11,418,601	1,375,832	(49,712)	91,205	1,452,170	18,247,501
Net profit for the period	—	—	—	—	—	—	786,597	786,597
Issue of share capital	15,615	(3,658)	83,119	—	—	—	—	95,076
Realised surplus on disposals transferred	—	—	8,763	(8,763)	—	—	—	—
Dividends	—	—	—	—	—	—	(473,198)	(473,198)
Exchange and other adjustments	—	—	4,723	—	36,206	(18)	122	41,033
Balance as at 30th June, 2002	3,599,326	372,036	11,515,206	1,367,069	(13,506)	91,187	1,765,691	18,697,009
Balance as at 1st January, 2001	3,536,945	338,071	10,693,195	1,385,463	(20,573)	92,046	1,281,948	17,307,095
Net profit for the period	—	—	—	—	—	—	1,011,945	1,011,945
Issue of share capital	39,045	37,899	184,248	—	—	—	—	261,192
Dividends	—	—	—	—	—	—	(638,471)	(638,471)
Exchange and other adjustments	—	—	—	—	(25,309)	(407)	(5,854)	(31,570)
Balance as at 30th June, 2001	3,575,990	375,970	10,877,443	1,385,463	(45,882)	91,639	1,649,568	17,910,191

D. CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 30/6/2002	6 months ended 30/6/2001 Restated
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Cash generated by operations	(2,964,074)	(4,642,966)
Hong Kong profits tax (paid)/refund	(10,480)	47,027
Overseas profits tax paid	(13,661)	(25,187)
Interest paid on loan capital, certificates of deposit and bonds issued	(340,113)	(277,351)
NET CASH USED IN OPERATING ACTIVITIES	(3,328,328)	(4,898,477)
INVESTING ACTIVITIES		
Dividends received from associates	29,227	33,407
Dividends received from equity securities	11,868	13,360
Purchase of equity securities	(1,918)	(34,273)
Proceeds from sale of equity securities	1,006	18,064
Purchase of fixed assets	(82,184)	(73,186)
Proceeds from disposal of fixed assets	17,611	1,268
Purchase of interest in associates	—	(4,002)
Proceeds from disposal of associates	130	20,370
Purchase of subsidiary	(319,823)	(1,051,214)
NET CASH USED IN INVESTING ACTIVITIES	(344,083)	(1,076,206)
FINANCING ACTIVITIES		
Ordinary dividends paid	(390,079)	(454,223)
Issue of loan capital	—	4,270,334
Issue of ordinary share capital	11,957	76,944
Issue of certificates of deposit	7,961,693	5,069,750
Redemption of certificates of deposit and convertible bonds	(7,487,596)	(3,876,322)
Redemption of loan capital	—	(2,339,790)
NET CASH FROM FINANCING ACTIVITIES	95,975	2,746,693
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,576,436)	(3,227,990)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	42,841,676	46,564,625
CASH AND CASH EQUIVALENTS AT 30TH JUNE	39,265,240	43,336,635

Notes:

(1) The financial information set out in this interim report does not constitute the Group's statutory financial statements for the year ended 31st December, 2001 but is derived from those accounts, nor for the period ended 30th June, 2002. The statutory accounts for the year ended 31st December, 2001 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 5th February, 2002.

(2) In preparing the group accounts in respect of the periods prior to 2002, both balance sheet and profit and loss account of an overseas entity were translated at the closing rate. On adoption of the requirements of the revised Statement of Standard Accounting Practice 11 "Foreign Currency Translation", although the balance sheet of an overseas entity remains translated at the closing rate, the profit and loss account is translated at an average rate for the period. The difference between the profit and loss account translated at an average rate and at the closing rate is recorded as a movement on reserves. As the calculation of prior year adjustments is impractical, the change in policy is applied only to accounting periods beginning on or after 1st January, 2002. If the profit and loss of all overseas entities for the first half of 2002 was translated at the closing rate, the net profit for the period would have been increased by HK$1.72 million.

(3) Including depreciation on fixed assets for the six months ended 30th June, 2002 amounting to HK$113,059,000 (six months ended 30th June, 2001: HK$105,251,000), and amortisation of goodwill for the six months ended 30th June, 2002 amounting to HK$58,822,000 (six months ended 30th June, 2001: HK$47,288,000).

(4) (a) The provision for Hong Kong profits tax is calculated at 16% (the same rate as for 2001) of the estimated assessable profits for the six months ended 30th June, 2002. Taxation for branches and subsidiaries outside Hong Kong is similarly charged at the appropriate current rates of taxation ruling in the countries in which they operate.

(b) There is no significant deferred taxation liability not provided for.

(5) (a) The calculation of basic earnings per share is based on earnings of HK$786,597,000 (six months ended 30th June, 2001 restated: HK$1,011,945,000) and on the weighted average of 1,436,817,178 (six months ended 30th June, 2001: 1,423,941,649) shares outstanding during the six months ended 30th June, 2002.

(b) The calculation of diluted earnings per share is based on earnings of HK$789,233,000 (six months ended 30th June, 2001 restated: HK$1,011,945,000) and on 1,450,294,299 (six months ended 30th June, 2001: 1,428,910,148) ordinary shares, being weighted average number of ordinary shares outstanding during the six months ended 30th June, 2002, adjusted for the effects of all dilutive potential shares.

(c) The calculation of cash earnings per share is based on basic earnings per share adjusted for goodwill amortised. This supplementary information is considered a useful additional indication of performance.

(6) Comparative figures for 2001 are restated to conform with the current year's presentation. The restatements for the consolidated profit and loss account, consolidated balance sheet, capital adequacy ratio and capital base are due to the accounting policy changes made in 2001 following the adoption of the equity method to account for the results of associates. The restatements for consolidated cash flow statement are due to the revision of the Statement of Standard Accounting Practice 15 "Cash Flow Statements".

E. ADVANCES AND OTHER ASSETS

1. Advances and Other Accounts less Provisions

	30/6/2002	30/6/2001	31/12/2001
	HK$'000	HK$'000	HK$'000
Advances to customers	111,300,894	107,604,677	108,174,562
Advances to banks and other financial institutions	870,498	448,728	560,649
Accrued interest and other accounts	2,759,971	2,918,460	3,037,584
	114,931,363	110,971,865	111,772,795
Less: Provisions for bad and doubtful debts			
— Specific	541,730	555,304	501,150
— General	1,414,666	1,308,656	1,320,087
	112,974,967	109,107,905	109,851,558

BEA

2. **Advances to Customers — by Industry Sectors**

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	30/6/2002	30/6/2001	31/12/2001
	HK$'000	HK$'000	HK$'000
Loans for use in Hong Kong Industrial, commercial and financial			
— Property development	4,811,884	6,094,126	5,158,882
— Property investment	11,694,120	11,363,675	11,477,370
— Financial concerns	2,251,498	2,088,560	1,819,351
— Stockbrokers	96,659	51,704	82,405
— *Wholesale and retail trade*	2,115,181	2,913,673	2,701,901
— Manufacturing	1,393,245	1,518,134	1,568,309
— Transport and transport equipment	4,509,199	3,512,129	4,322,030
— Others	7,825,680	8,759,987	7,350,675
— Sub-total	34,697,466	36,301,988	34,480,923
Individuals			
— *Loans for the purchase of flats in the Home* Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	2,386,447	2,708,702	2,596,815
— Loans for the purchase of other residential properties	43,263,844	41,439,218	42,169,173
— Credit card advances	1,945,047	1,711,044	1,955,494
— Others	3,686,556	3,860,563	3,760,291
— Sub-total	51,281,894	49,719,527	50,481,773
Total loans for use in Hong Kong	85,979,360	86,021,515	84,962,696
Trade finance	3,145,345	3,350,424	3,067,857
Loans for use outside Hong Kong	22,176,189	18,232,738	20,144,009
Total advances to customers	111,300,894	107,604,677	108,174,562

3. **Advances to Customers — by Geographical Areas**

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30/6/2002		
	Total advances to customers	**Non-performing loans**	**Advances overdue for over three months**
	HK$'000	HK$'000	HK$'000
Hong Kong	93,029,972	2,340,156	2,485,244
People's Republic of China	3,638,106	531,707	644,173
Other Asian Countries	4,366,586	128,218	121,248
Others	10,266,230	206,982	1,869
Total	111,300,894	3,207,063	3,252,534

	30/6/2001		
	Total advances to customers	**Non-performing loans**	**Advances overdue for over three months**
	HK$'000	HK$'000	HK$'000
Hong Kong	92,957,886	2,669,782	2,445,021
People's Republic of China	3,359,005	693,800	790,738
Other Asian Countries	3,078,156	211,062	186,731
Others	8,209,630	176,463	140,936
Total	107,604,677	3,751,107	3,563,426

	31/12/2001		
	Total advances to customers	**Non-performing loans**	**Advances overdue for over three months**
	HK$'000	HK$'000	HK$'000
Hong Kong	92,212,501	2,326,930	2,375,517
People's Republic of China	3,491,205	591,638	692,299
Other Asian Countries	3,894,150	184,111	133,191
Others	8,576,706	217,353	14,601
Total	108,174,562	3,320,032	3,215,608

4. **Cross-border Claims**

The information of cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	30/6/2002			
	Banks and other financial institutions	**Public sector entities**	**Others**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
Asian countries, excluding People's Republic of China	13,485,849	1,004,322	5,050,055	19,540,226
North America	4,811,261	82,129	3,876,815	8,770,205
Western Europe	23,755,103	10,176	598,242	-24,363,521

	30/6/2001			
	Banks and other financial institutions	**Public sector entities**	**Others**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
Asian countries, excluding People's Republic of China	18,337,765	734,598	3,740,290	22,812,653
North America	5,181,170	176,174	3,568,576	8,925,920
Western Europe	28,976,507	10,235	161,321	29,148,063

	31/12/2001			
	Banks and other financial institutions	**Public sector entities**	**Others**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000
Asian countries, excluding People's Republic of China	16,294,762	742,314	4,707,965	21,745,041
North America	5,172,573	127,487	3,078,734	8,378,794
Western Europe	27,980,835	10,206	285,992	28,277,033

5. **Overdue and Rescheduled Assets**

(a) *Overdue and Rescheduled Advances*

	30/6/2002		30/6/2001		31/12/2001	
	HK$'000	*% of total advances to customers*	HK$'000	*% of total advances to customers*	HK$'000	*% of total advances to customers*
Advances to customers overdue for						
— 6 months or less but over 3 months	662,286	0.60	503,123	0.47	590,368	0.54
— 1 year or less but over 6 months	690,284	0.62	675,693	0.63	558,080	0.52
— Over 1 year	1,899,964	1.71	2,384,610	2.21	2,067,160	1.91
	3,252,534	2.93	3,563,426	3.31	3,215,608	2.97
Rescheduled advances to customers	181,766	0.16	412,296	0.38	223,648	0.21
Total overdue and rescheduled advances	3,434,300	3.09	3,975,722	3.69	3,439,256	3.18
Secured overdue advances	2,710,028	2.44	2,860,617	2.66	2,543,835	2.35
Unsecured overdue advances	542,506	0.49	702,809	0.65	671,773	0.62
Market value of securities held against the secured overdue advances	4,080,946		4,480,656		3,309,518	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 30th June, 2002, 30th June, 2001 and 31st December, 2001, nor were there any rescheduled advances to banks and other financial institutions on these three days.

(b) *Non-performing Loans*

Non-performing loans are advances on which interest is being placed in suspense or on which interest accrual has ceased.

	30/6/2002		30/6/2001		31/12/2001	
	HK$'000	*% of total advances to customers*	HK$'000	*% of total advances to customers*	HK$'000	*% of total advances to customers*
Gross advances to customers	3,207,063	2.88	3,751,107	3.49	3,320,032	3.07
Specific provisions	416,901		460,250		490,414	
Suspended interest	598,978		549,729		566,646	

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 30th June, 2002, 30th June, 2001 and 31st December, 2001 nor were there any specific provisions made for them on these three days.

(c) *Reconciliation*

	30/6/2002	30/6/2001	31/12/2001
	HK$'000	HK$'000	HK$'000
Overdue advances *(Note 1)*	3,252,534	3,563,426	3,215,608
Rescheduled advances *(Note 2)*	181,766	412,296	223,648
Total overdue and rescheduled advances	3,434,300	3,975,722	3,439,256
Less: Overdue advances on which interest is still being accrued	(387,336)	(384,105)	(315,046)
Less: Rescheduled advances on which interest is still being accrued	(83,074)	(164,120)	(116,270)
Add: Non-performing loans which are not overdue or rescheduled	243,173	323,610	312,092
Total non-performing loans	3,207,063	3,751,107	3,320,032

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

(d) *Other Overdue Assets*

	30/6/2002		
	Debt securities	**Accrued interest**	**Other assets***
	HK$'000	HK$'000	HK$'000
Other assets overdue for			
— 6 months or less but over 3 months	—	8,523	5,068
— 1 year or less but over 6 months	—	2,362	1,772
— Over 1 year	—	1,978	6,449
	—	12,863	13,289
Rescheduled assets	—	—	—
	—	12,863	13,289

	30/6/2001		
	Debt securities	**Accrued interest**	**Other assets***
	HK$'000	HK$'000	HK$'000
Other assets overdue for			
— 6 months or less but over 3 months	—	4,934	1,176
— 1 year or less but over 6 months	—	7,453	202
— Over 1 year	114,199	1,844	82,433
	114,199	14,231	83,811
Rescheduled assets	—	—	—
	114,199	14,231	83,811

	31/12/2001		
	Debt securities	**Accrued interest**	**Other assets***
	HK$'000	HK$'000	HK$'000
Other assets overdue for			
— 6 months or less but over 3 months	—	3,641	2,476
— 1 year or less but over 6 months	—	3,861	1,159
— Over 1 year	15,595	2,062	890
	15,595	9,564	4,525
Rescheduled assets	—	—	—
	15,595	9,564	4,525

* Other assets refer to trade bills and receivables.

F. **SEGMENT REPORTING**

Segment information is presented in respect of the Group's business segments.

Personal banking business includes branch operations, personal internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of internet security trading services, and asset management.

Other businesses include bancassurance, insurance business, property-related business, corporate services, company secretarial services, share registration and business services, and offshore corporate and trust services.

2

BEA

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

	6 months ended 30/6/2002						
	Personal Banking	Corporate Banking	Investment Banking	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,293,522	361,565	253,171	10,965	(22,018)	—	1,897,205
Other operating income from external customers	303,122	101,967	152,557	269,274	(3,475)	—	823,445
Inter-segment income	8,311	30,672	97	—	74,267	(113,347)	—
Total operating income	1,604,955	494,204	405,825	280,239	48,774	(113,347)	2,720,650
Operating profit after provisions	520,609	291,615	253,723	95,629	(210,992)	—	950,584
Inter-segment transactions	95,197	(26,454)	3,434	—	(72,177)	—	—
Contribution from operations	615,806	265,161	257,157	95,629	(283,169)	—	950,584
Write-back of/(increase in) impairment loss	—	7,161	451	1,416	(3,985)	—	5,043
Share of profits less losses of associates	206	15,199	(6,522)	(1,063)	(295)	—	7,525
Other unallocated income and expenses							(3,056)
Profit before taxation							960,096
Taxation							(154,933)
Minority interests							(18,566)
Profit attributable to shareholders							786,597

	6 months ended 30/6/2001						
	Personal Banking	Corporate Banking	Investment Banking	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,160,751	549,836	351,314	10,151	(5,855)	—	2,066,197
Other operating income from external customers	260,532	119,464	104,533	160,773	(4,099)	—	641,203
Inter-segment income	8,626	32,084	180	—	61,046	(101,936)	—
Total operating income	1,429,909	701,384	456,027	170,924	51,092	(101,936)	2,707,400
Operating profit after provisions	654,578	516,619	234,440	39,668	(168,419)	—	1,276,886
Inter-segment transactions	85,893	(29,336)	2,322	—	(58,879)	—	—
Contribution from operations	740,471	487,283	236,762	39,668	(227,298)	—	1,276,886
Write-back of/(increase in) impairment loss	—	19,316	(768)	(3,575)	690	—	15,663
Share of profits less losses of associates	(294)	(6,205)	15,283	(48,498)	18	—	(39,696)
Other unallocated income and expenses							(28,430)
Profit before taxation							1,225,423
Taxation							(205,732)
Minority interests							(7,746)
Profit attributable to shareholders							1,011,945

G. OFF-BALANCE SHEET EXPOSURES

The following is a summary of each significant class of off-balance sheet exposures:

	30/6/2002	30/6/2001	31/12/2001
	HK$'000	HK$'000	HK$'000
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	4,019,560	2,991,162	3,717,540
— Transaction-related contingencies	619,353	441,013	460,168
— Trade-related contingencies	2,735,211	2,848,666	2,197,335
— Note issuance and revolving underwriting facilities	—	28,000	23,178
— Other commitments	28,586,500	29,845,680	31,861,150
— Others	—	286,107	—
Total	35,960,624	36,440,628	38,259,371
— Aggregate credit risk weighted amount	8,084,833	6,767,854	7,789,246
Notional amounts of derivatives			
— Exchange rate contracts	26,760,833	26,356,560	20,670,582
— Interest rate contracts	8,361,158	2,379,253	6,432,526
— Equity contracts	231,648	70,352	38,730
Total	35,353,639	28,806,165	27,141,838
— Aggregate credit risk weighted amount	182,712	145,167	144,416
— Aggregate replacement costs	216,380	147,215	190,405

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

H. CURRENCY CONCENTRATIONS

1. The net positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net position in all foreign currencies.

	30/6/2002			
	USD	CAD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Spot assets	45,173	3,339	22,250	70,762
Spot liabilities	(47,853)	(4,024)	(22,782)	(74,659)
Forward purchases	16,406	973	6,942	24,321
Forward sales	(13,014)	(162)	(6,400)	(19,576)
Net long/(short) position	712	126	10	848

	30/6/2001			
	USD	CAD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Spot assets	50,108	3,674	16,902	70,684
Spot liabilities	(50,990)	(3,753)	(17,449)	(72,192)
Forward purchases	16,525	172	2,957	19,654
Forward sales	(15,271)	(181)	(2,369)	(17,821)
Net long/(short) position	372	(88)	41	325

	31/12/2001			
	USD	CAD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Spot assets	47,398	3,700	18,303	69,401
Spot liabilities	(49,546)	(3,944)	(19,792)	(73,282)
Forward purchases	13,777	318	4,041	18,136
Forward sales	(11,156)	(118)	(2,571)	(13,845)
Net long/(short) position	473	(44)	(19)	410

2. The net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the total net structural position in all foreign currencies.

	30/6/2002			
	USD	CAD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Net structural position	1,390	195	338	1,923

	30/6/2001				
	USD	CAD	SGD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Net structural position	649	170	175	153	1,147

	31/12/2001				
	USD	CAD	SGD	Others	Total
	HK$ Million	HK$ Million	HK$ Million	HK$ Million	HK$ Million
Net structural position	710	162	172	152	1,196

I. CAPITAL, CAPITAL ADEQUACY AND LIQUIDITY INFORMATION

Prior year adjustments resulting from changes in accounting policies have been taken into account in the calculation of Capital Adequacy Ratio and Capital Base as at 30th June, 2001.

1. **Capital Adequacy Ratio**

	30/6/2002	30/6/2001 Restated	31/12/2001
	%	%	%
Unadjusted capital adequacy ratio	17.1	17.7	17.5
Adjusted capital adequacy ratio	17.0	17.6	17.4

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the *Bank and all its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in* accordance with the Third Schedule to the Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for unadjusted capital adequacy ratio.

2. **Capital base after deductions**

	30/6/2002	30/6/2001 Restated	31/12/2001
	HK$'000	HK$'000	HK$'000
Core capital			
Paid up ordinary share capital	3,599,326	3,575,990	3,583,711
Share premium	372,036	375,970	375,694
Reserves	13,056,235	12,253,922	12,422,457
Minority interests	35,094	15,630	19,092
Deduct: Goodwill	(2,144,446)	(1,792,688)	(1,885,986)
Total core capital	14,918,245	14,428,824	14,514,968
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	956,948	969,824	963,083
General provisions for doubtful debts	1,410,234	1,321,390	1,330,094
Term subordinated debt	4,274,617	4,270,224	4,271,123
Total eligible supplementary capital	6,641,799	6,561,438	6,564,300
Total capital base before deductions	21,560,044	20,990,262	21,079,268
Deductions from total capital base	(934,389)	(922,321)	(913,104)
Total capital base after deductions	20,625,655	20,067,941	20,166,164

3. **Reserves**

	30/6/2002	30/6/2001 Restated	31/12/2001
	HK$'000	HK$'000	HK$'000
Share premium	372,036	375,970	375,694
General reserve	11,515,206	10,877,443	11,418,601
Property revaluation reserve	1,367,069	1,385,463	1,375,832
Exchange revaluation reserve	(13,506)	(45,882)	(49,712)
Other reserves	91,187	91,639	91,205
Retained profits	1,765,691	1,649,568	1,452,170
Total	15,097,683	14,334,201	14,663,790
Proposed dividends, not provided for	302,343	300,383	473,050

4. **Liquidity ratio**

	6 months ended 30/6/2002	6 months ended 30/6/2001	The year ended 31/12/2001
	%	%	%
Average liquidity ratio for the period	46.4	47.0	46.6

The average liquidity ratio for the period is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Banking Ordinance.

J. STATEMENT OF COMPLIANCE

The Interim Report has fully complied with the standards set out in the "Supervisory Policy Manual — Interim Financial Disclosure by Locally Incorporated Authorized Institutions " issued by the Hong Kong Monetary Authority on 2nd November, 2001, and the revised Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by *the Hong Kong Society of Accountants in December 2001.*

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.21 (2001: HK$0.21) per share for the year ending 31st December, 2002. The interim dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash, to shareholders whose names are on the Register of Members at the close of business on Thursday, 29th August, 2002. Details of the scrip dividend and the election form will be sent to shareholders on or about Thursday, 29th August, 2002. The scrip dividend scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 19th September, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 26th August, 2002 to Thursday, 29th August, 2002. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, by 4:00 p.m. on Friday, 23rd August, 2002.

3

BEA

FINANCIAL REVIEW

Financial Performance.

In this announcement of the 2002 interim financial results, prior period adjustments have been made in respect of the accounting policy changes made in 2001 following the adoption of the equity method to account for the results of associates in order to allow comparison with the 2001 financial results.

In the first six months of 2002, BEA Group achieved a profit attributable to shareholders of HK$787 million, representing a decrease of HK$225 million, or 22.3%, over that of HK$1,012 million for the corresponding period of 2001. This net profit, however, was HK$199 million, or 33.8%, above that of HK$588 million for the second half of 2001. Operating profit before provisions dropped slightly from HK$1,326 million in 2001 to HK$1,272 million in 2002. Basic earnings per share were HK$0.55. Return on average assets and return on average equity were 0.9% and 8.6% respectively.

Although there were signs of recovery in the world economy in the first half of 2002, there was no corresponding improvement in the local economic environment. In Hong Kong, high unemployment, ongoing negative inflation and a sluggish property market continued to affect seriously the banking industry's asset quality and profit growth. Against this difficult environment, BEA's net interest income decreased by HK$169 million or 8.2% from HK$2,066 million in the first half of 2001 to HK$1,897 million in 2002, due primarily to intense competition within the banking sector and the enduring low interest environment. The net interest margin declined to 2.23%.

BEA enjoyed significant growth in non-interest income. The upsurge, a gain of 28.4%, was partly attributable to the increase in *valuation of the securities held by the Group, and partly to the contribution from newly acquired subsidiaries. Total operating* income of HK$2,721 million was above that for the first six months of 2001. The proportion of non-interest income to total operating income increased from 23.7% to 30.3%.

Following the successful merger of United Chinese Bank ("UCB") in August last year, First Pacific Bank ("FPB") was merged with BEA with effect from April 2002. As a result of the mergers, the operations of BEA, FPB and UCB were fully integrated. Prior to completion of this integration effort, there was some overlapping of responsibilities and additional staff costs were incurred with the aim of facilitating future synergetic benefits. Consolidation of newly acquired subsidiaries also increased operating expenses. Operating expenses therefore grew by 4.9% to HK$1,449 million. But the operating expenses shrank by 2.1% when compared to the preceding six months, reflecting BEA's keen determination to control costs. Although the cost-to-income ratio increased from 51.0% in 2001 to 53.3% in 2002, it compared favourably to 54.9% for the whole year of 2001 and 59.1% for the second half of 2001.

Operating profit before provisions recorded a slight decrease of 4.1% from HK$1,326 million in the first six months of 2001 to HK$1,272 million in 2002, but a sharp increase of 24.1% from HK$1,025 million in the second half of 2001.

Overall asset quality in the Hong Kong banking industry exhibited improvement in the first half of last year, thus leading to the Bank's great bad debt recovery for HK$295 million, but has again deteriorated since the last quarter of 2001. Accordingly, BEA's charge for bad and doubtful debts increased by HK$272 million to HK$321 million. A portion of this increase was due to a rise in the general bad debt provision, a prudential measure on the part of BEA to further strengthen its general provision policy. At BEA, non-performing loans dropped from 3.5% of total loans at the end of June 2001 to 3.1% at the end of December 2001, and to 2.9% at the end of June 2002. Operating profit after provisions recorded a drop of 25.6% to HK$951 million.

In the first six months of 2002, BEA shared a pre-tax profit less losses from associates of HK$7.5 million, compared to a loss of HK$38.7 million in the same period of 2001.

Minority interests increased by HK$10 million to HK$18 million. Net profit attributable to shareholders for the first half of 2002 was HK$787 million.

Financial Position

As at 30th June, 2002, total consolidated assets were HK$180,235 million, of which 61.8%, or HK$111,301 million, were advances to customers. Customer deposits were HK$137,780 million. With HK$4,275 million loan capital, total capital resources increased by 2.1% from HK$22,538 million at the end of 2001 to HK$23,007 million.

In the first half year of 2002, BEA issued certificates of deposit totalling US$560 million and HK$3,135 million respectively. The Bank redeemed certificates of deposit amounting to US$952 million upon maturity, and repurchased its own certificates of deposit amounting to US$8 million.

In February 2002, BEA issued HK$519 *million discounted* certificates of deposit.

At the end of June 2002, the face value of the outstanding debt portfolio was HK$9,439 million, with carrying amount equal to HK$9,379 million.

After taking into account all debt instruments issued, the loans to deposits ratio was 75.6%, being 3.3% higher than the 72.3% reported at the end of June 2001.

Maturity Profile of Debts Issued
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2003	2004	2006
Floating Rate Certificates of Deposit					
issued in 2001	HKD	1,000	1,000		
issued in 2002	HKD	3,135	2,135	1,000	
issued in 2002	USD	560	560		
Total	HKD	4,135	3,135	1,000	
Total	USD	560	560		
Fixed Rate Certificates of Deposit					
issued in 1999	HKD	100		100	
Discounted *Certificates of Deposit*					
issued in 2002	HKD	519			519
Convertible Bonds					
issued in 1996	USD	41	41		
Total Debts issued in HKD equivalent		9,439	7,820	1,100	519

Risk Management

BEA Group has established policies and procedures for the control and monitoring of risk arising out of the business of the Group, including credit risk, liquidity risk, capital and market risk. These policies have been reviewed regularly by the Management, Credit Committee or Asset and Liability Management Committee and have been approved by the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures. The Group has also established the Investment Committee to formulate the Group's investment strategies and to monitor the performance and compliance of the investment activities.

(a) ***Credit Risk Management***

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. It arises from loans and advances, treasury and other activities. To oversee the Group's credit risk management, the Board of Directors has delegated authority to the Credit Committee, which is chaired by BEA's Chairman and Chief Executive.

BEA Group's credit risk management, which is independent of the lending units, is carried out by formulation of credit policies, credit assessment, assurance of compliance with the regulatory requirements and monitoring of asset quality.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary consideration. Credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration of risk is monitored by risk-control measures, such as setting limits on large exposures in relation to the Group's capital base.

In this connection, comprehensive guidelines to manage credit risk have been laid down in BEA Group's Credit Manual, which is regularly reviewed and approved by the Credit Committee. Contained in the Credit Manual are the delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy.

(b) ***Liquidity Risk Management***

Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, BEA Group has *established the liquidity risk management policy, which is reviewed by the Asset and Liability Management Committee and* approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of BEA Group's assets, liabilities and commitments can meet its funding needs and that the Group is always in compliance with the statutory liquidity ratio. BEA Group's average liquidity ratio was 46.4% for the first half of 2002, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(c) ***Capital Management***

BEA Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. Both the Group's adjusted capital adequacy ratio incorporating market risk of 17.0% *and the unadjusted ratio of 17.1% as at 30th June, 2002 were well above the statutory minimum ratio.*

Capital is allocated to the various activities of BEA Group depending on the risk taken on by each business division. Where the subsidiaries or branches are directly regulated by the appropriate regulators, they are required to maintain a minimum capital according to rules of those regulatory authorities. Certain financial subsidiaries are subject to the Hong Kong Monetary Authority's capital requirements for regulatory supervision purposes.

(d) ***Market Risk Management***

Market risk is the risk arising from the net effect of changes in market rates and prices, such as interest rates, foreign exchange rates, equity and commodity prices, on the Group's assets, liabilities and commitments, thus causing profits or losses.

BEA Group's market risk originates from its holdings in the trading books of foreign exchange, debt securities, equities and derivatives, which are valued at current market prices (mark-to-market basis), and from its investment and banking activities in financial assets and liabilities, which are valued at cost plus any accrued interest (accrual basis), together with securities classified as other investments, which are measured at fair value in the balance sheet. The Group's trading activities on derivative instruments mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books. The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

BEA Group's market risk exposures in different activities are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis, while exceptions to limits are reported when they occur.

BEA Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a *statistical estimate which measures the potential losses in market value of a portfolio as a result of unfavourable* movements in market rates and prices, if positions are held unchanged in a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 95% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

The VaR for BEA Group's market risk-related treasury trading portfolio as at 30th June, 2002 was HK$0.39 million (HK$0.31 million as at 31st December, 2001). The average daily revenue earned from the Group's market risk-related treasury trading activities for the first half of 2002 was HK$0.42 million (HK$0.32 million for the first half of 2001). The standard deviation of these daily revenues was HK$0.34 million (HK$0.53 million for the first half of 2001).

Daily distribution of market risk-related treasury trading revenues — first half of 2002


Number of days
60
50
40
30
20
10
0
0
1
1
0
5
29
37
32
7
6
2
0
-1 Less
-1 to -0.75
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 More
Revenues (HK$M)

Daily distribution of market risk-related treasury trading revenues — first half of 2001


Number of days
60
50
40
30
20
10
0
2
1
0
0
3
40
49
18
3
3
0
1
-1 Less
-1 to -0.75
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 More
Revenues (HK$M)

An analysis of daily distribution of BEA Group's market risk-related treasury trading revenues for the first half of 2002 (comparing with the first half of 2001) is provided above. This shows that 7 out of 120 days (2001: 6 out of 120 days) are in loss positions. The most frequent result was daily revenue of between HK$0.25 million and HK$0.50 million, with 37 occurrences (2001: same band with 49 occurrences). The maximum daily loss was HK$0.91 million (2001: HK$2.66 million) and the next maximum daily loss was HK$0.64 million (2001: HK$1.3 million). The highest daily revenue was HK$1.44 million (2001: HK$4.17 million).

(i) *Foreign exchange exposure*

BEA Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 30th June, 2002 was HK$0.26 million (HK$0.32 million at 31st December, 2001). The average daily foreign exchange dealing profit for the first half of 2002 was HK$0.40 million (HK$0.29 million for the first half of 2001).

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that BEA Group's reserves are protected from exchange rate fluctuation.

(ii) *Interest rate exposure*

BEA Group's interest rate exposure arises from treasury and commercial banking activities where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading *portfolio, interest rate risk primarily arises from the timing differences in the repricing of interest-bearing assets,* liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards, at 30th June, 2002 was HK$0.20 million (HK$0.17 million at 31st December, 2001). The average daily profit due to these activities for the first half of 2002 was HK$0.02 million (HK$0.03 million for the first half of 2001).

(iii) *Equities exposure*

BEA Group's equities exposure comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors the equities dealing activities. The VaR on equities trading positions as at 30th June, 2002 was HK$3.74 million (HK$3.66 million at 31st December, 2001).

BEA

OPERATIONS REVIEW

Improvement to Operations

Integration and Merger Exercise

The legal merger with FPB was completed successfully as scheduled on 1st April, 2002 and all the former FPB branches were re-branded as BEA branches immediately upon the merger. Successful completion of this exercise will allow BEA to enjoy additional savings with the closure of certain branches in the year 2002.

Relocating Back Office Functions to the Mainland

BEA will set up an operating centre in Guangzhou to handle selected back office functions of the Bank Group. It is anticipated that this centre will be in operation this year. This relocation initiative aims to tap the cost advantages of the Mainland to lower the operating cost of the Bank Group. BEA will relocate its back office functions to this operating centre in phases.

Office Centralisation

In June 2002, BEA entered into an agreement for the purchase of 406,660 sq.ft. at Millennium City 5, a proposed new building to be erected in Kwun Tong, with the aim of centralising all supporting operations of the Bank. The consideration will be approximately HK$1,334 million. Office centralisation will help the Group reduce the cost of operations in the medium term and contribute to the growth of the Bank in the long term by facilitating the introduction of new technology and work methods. The acquisition is adequate for current needs, and provides a buffer that will be available for future growth of the Bank.

Personal Banking

Branch Distribution

As part of the Bank's effort to enhance the efficiency of branch performance and to optimize the branch network, BEA is continuing to identify operations improvements and review branch locations.

- In March this year, three branches were merged with nearby branches, while a further eight branches were closed and merged with nearby branches in June, bringing the total number of branches closed during the first half year to 11. The effort to relocate more branches from sites with less potential to more strategic locations is continuing, and further enhancements to the branch network are anticipated.
- A new branch site has been identified at Olympian City, and it is expected the new branch can be opened for business in the fourth quarter of 2002.
- The Branch Transformation Project, by which the sales potential of the branch network is being exploited, is now being implemented. Additional sales staff have been deployed at key branches to strengthen the sales force.
- More effort will be made to enhance the effectiveness of the branch network, with further rationalisation, centralisation, streamlining and automation. Additional frontline manpower will be freed from routine operations to concentrate on sales activities.

Cyberbanking

In the first half of 2002, BEA further widened the scope of Cyberbanking by offering several new services: Market Express, Scheduled Instruction for Funds Transfer and Bill Payment, and Online Insurance Service. Continued development of Cyberbanking will enhance the benefit of the service to BEA customers.

Customer Relationship Management System

Upon completion of the first phase of the rollout of the Bank's Customer Relationship Management System, the Bank is now better able to analyse the character of its customer base and tailor services to match customer needs.

BEA is now implementing the second phase, which will provide the tools to implement a business strategy based on the relative value of its customers. Based on customer segments' values, BEA will be further empowered to price its products and services optimally.

Property Loans

In the current stagnant property market, transactions are still mainly driven by the primary market. In the face of limited loan demand and all time keen competition for mortgage business, BEA has actively coordinated with property developers to jointly provide privileged and comprehensive mortgage packages and services to purchasers of new flats.

New products are also being introduced. In June, BEA launched the "URA Bridging Loan" scheme, to cater for the requirements of homeowners affected by the Urban Renewal Authority's redevelopment projects.

Consumer Loans

In the face of rising unemployment, which has discouraged consumption-related loans, BEA successfully launched several tailor-made loan programs targeting good quality customers as well as customers with specific loan purposes, resulting in a double-digit growth in the consumer loan portfolio in the first half of 2002 as compared with the same period last year. In addition to 24-hour on-line consumer loan instant approval service, available through the BEA website, the Bank also introduced a phone application service in April 2002 to provide another convenient channel for loan applications.

Credit Cards

BEA Group's credit card business continued to expand in the first half of this year, with moderate growth in terms of number of cards, cardholder receivables, cardholder spending and merchant sales. Striving to provide quality credit card services to people in all walks of life, new products have been launched to penetrate the professional and upper scale customer segments. In particular, two new co-branded card programmes, namely Hong Kong Racehorse Owners Association (HKROA) Visa Platinum Card, and Hong Kong Professional Teachers' Union (HKPTU) Visa Card were launched in April to an encouraging response.

To enhance customer perception regarding the value of the BEA Card, the Bank joined the Asia Miles Programme earlier this year, and currently offers the most attractive rate for earning Asia Miles through card spending in the market. The range and number of promotional offers have also been expanded.

As part of the merger between FPB and BEA and the phasing out of FPB credit cards, each holder of FPB card was offered a BEA card as replacement. The exercise was a success, with a large majority of FPB cardholders accepting the offer.

In light of the persistent sluggish economic environment, and a rising incidence of card delinquencies, credit underwriting criteria have been refined with a view to maintaining asset quality.

Corporate Banking

Corporate Lending and Syndication

BEA has a strong position in the local syndicated and corporate lending market. BEA is now expanding its commercial lending base to include high quality medium-sized companies.

Despite the lacklustre syndicated loan market, BEA still maintains an active market presence and during the first half of 2002 assumed the role of Co-ordinating Arranger or Lead Manager for numerous deals, including two HK$5,000 million syndicated loan facilities to PCCW-HKT Telephone Limited. The Bank has also taken up the role of facility agent, security agent or account bank for several syndicated loans, reflecting the Bank's renewed emphasis on non-interest income.

Commercial Lending

Targeting customers with trade finance needs, BEA has vigorously promoted its service to corporate customers through various promotion programmes, such as organising mail drops, conducting various seminars and offering privilege packages to members of selected business associations. In view of the slow economic recovery, campaigns such as the Bonus System Programme were organised to attract existing customers to further utilise the bills services and the results of these campaigns were very positive.

Community Lending

BEA has continued to work very closely with the Trade & Industry Department to support the Business Installations and Equipment Loan Guarantee Scheme, part of the Government assistance package extended to local SMEs. BEA also offered various premium financial packages, some of which were bundled with total IT solution packages offered by software and system vendors to local SMEs. In addition, a series of seminars were conducted for SMEs on securing financing from banks, enhancing the Bank's contact with this sector. BEA also acted as an advisor at the Support and Consultation Centre for SMEs, organised by the Trade and Industry Department.

Securities Lending

BEA has successfully positioned itself to play a more visible role in the local securities market. BEA successfully completed one Receiving Bank project in May 2002, and three additional Receiving Bank projects have been committed for the second half of the year. With the steady growth in the number of listed companies on the Hong Kong Stock Exchange, BEA has expanded the list of stocks eligible as collateral and constantly monitors the performance of individual companies so as to be in a position to respond quickly to customer enquiries.

Bank of East Asia (Trustees) Limited

Trust Service

The Company adopted a more aggressive approach to promote its wide ranging services to accounting firms, solicitors firms and fund houses. Letters introducing its custodian services were sent to different Incorporated Owners of Estates under the Tenant Purchase Schemes of the Hong Kong Housing Authority.

The Company was appointed as trustee to BEA Investment Series Unit Trust ("the Series") in January 2002. The Series' sub-fund, BEA 104% Capital Guaranteed Hong Kong-China Bonus Return Fund, was successfully launched with a total subscription of over HK$500 million.

Mandatory Provident Fund

To maintain BEA's growth momentum and to expand its market share in the MPF Master Trust Scheme and the Industry Scheme businesses, the BEA MPF Administration Centre has actively promoted MPF services through BEA's extensive branch network and marketing staff. BEA also made great effort to streamline its operations while at the same time maintained its high quality service provided to its customers. Investment seminars were organised with external fund houses for employers and scheme employees to better understand the outlook for MPF investments.

Business Development

To enhance the awareness of the business community regarding BEA's corporate banking services, BEA has actively participated in seminars and exhibitions organised by different Government bodies and trade associations and unions, such as the SME Market Day organised by the Trade Development Council. BEA has also formed strategic alliances with different business associations, such as The Chinese Manufacturers' Association of Hong Kong and The Hong Kong General Chamber of Commerce, with a view to assisting local enterprises to expand their businesses in Hong Kong and the Mainland.

BEA has partnered with Tradelink Electronic Commerce Limited to jointly promote secure online services. BEA is the first bank in Hong Kong to offer its customers the option to use the ID-Cert to perform banking transactions anytime, anywhere.

Corporate Cyberbanking

Over 1,700 corporate customers have registered with BEA's Corporate Cyberbanking service since its launch in August 2001. The service has been upgraded to provide new cutting edge functions during the first half of 2002, including payroll, remittance and the opening of letters of credit, etc.

To maintain the Bank's leadership in Internet banking and to address corporate concerns for a higher standard of security for Internet transactions, customers now have the option to use digital certificates to log-in and authorise transactions through the Corporate Cyberbanking platform.

Investment Services

East Asia Securities Company Limited — Cybertrading Service

The number of Cybertrading accounts has grown by 56% since the end of June 2001. All new and existing clients can enjoy BEA's Cybertrading Service to perform online stock trading through one or more electronic trading channels, including the Internet, telephone or mobile phone through BEA's Interactive Voice Recognition System ("IVRS"). Currently, more than 30% of securities clients have subscribed for the Internet Trading Service.

In February 2002, East Asia Securities Company Limited successfully launched the Internet Margin Trading Service, which greatly enriched BEA's Cybertrading Service. Margin clients can now perform online stock trading through the Internet or via the IVRS Trading System.

East Asia Securities Company Limited has implemented various incentive schemes, including a much lower commission rate and minimum commission rate per trade, to encourage clients to execute trades via electronic trading platforms. The schemes have generated strong response from clients and reaped satisfactory results. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 53% and 37% in terms of number of items and transactions turnover, respectively.

East Asia Securities Company Limited has plans to include the Personal Digital Assistant (PDA) as one of the online electronic trading channels and to further enhance its IVRS Trading System in the fourth quarter of 2002.

Bancassurance

The Children Education Sponsorship Programme was launched for a second year. At the presentation ceremony held in April 2002, three Education Funds, each of HK$50,000, were given out in the form of the Bancassurance Education Insurance policy. They were well received by the winning families.

The sales activities during the promotional period from February to April 2002 increased by 63% over the same period last year.

Instant policy issuance was extended to Cyberbanking, whereby customers may now subscribe to bancassurance policies instantly via the website.

Blue Cross Insurance

With support from BEA China Division, Blue Cross has provided an emergency cash advance through BEA China branches as a new feature in the travel insurance products.

Corporate Services

Company Secretarial, Share Registration and Business Services

Following the acquisition of Secretaries Limited, Abacus Share Registrars Limited and Tengis Limited in the past two years, the Group has now consolidated its position as a leader in company secretarial, share registration and business services. These operating entities are in the process of being integrated. With the Group's continuous commitment to providing a full range of financial, investment and related services to the business community both locally and abroad, the integration process would not only facilitate the provision of more efficient and better quality professional service to clients, but would also further enhance the Group's standing as a distinguished provider of corporate services.

Offshore Corporate and Trust Services

BEA Group offers a full range of offshore corporate and trust services through its wholly-owned subsidiary, East Asia Corporate Services (BVI) Limited and its associate, East Asia International Trustees Limited, both of which are located in the British Virgin Islands. These companies have engaged legally qualified and experienced staff in the BVI who can offer immediate and efficient services, which are greatly enhanced by the assistance offered by Group staff in Hong Kong to customers of the companies who wish to contact or liaise with BEA's BVI offices.

China Division

It is anticipated that BEA will be licensed by The People's Bank of China to upgrade the Beijing Representative Office to a full branch and launch Cyberbanking business in the Mainland this year.

Pursuant to the "Regulations Governing Foreign Financial Institutions in the People's Republic of China" and its "Implementation Rules", BEA has injected capital into the seven branches located in Shanghai, Shenzhen, Guangzhou, Xiamen, Zhuhai, Dalian and Xi'an. The seven branches and one sub-branch in Shanghai Puxi are accredited to offer full foreign currency services to all types of customers, including local residents and enterprises in China. We have established personal banking centres in our China branches to serve local high net worth customers. Meanwhile, in June 2002, the Dalian Branch obtained official approval to conduct Renminbi business. This is the third branch of BEA to obtain a Renminbi business licence, following Shanghai Branch and Shenzhen Branch. Presently, BEA is the only bank in Hong Kong which possesses three Renminbi business licences in the Mainland.

In February 2002, The Ministry of Finance in Taiwan approved BEA's application to establish a branch in Kaohsiung. The Kaohsiung Branch will commence business on 28th August, 2002. This will be the second branch set up by BEA in Taiwan.

Overseas Operations

Name Change of Grand National Bank, California

In August 2001, the Bank acquired 100% interest in Grand National Bank ("GNB") in Los Angeles, California. To reflect the ownership and reinforce our Bank's brand name in conjunction with the acquisition, the name of GNB will be changed to The Bank of East Asia (U.S.A.) N.A. on 1st August, 2002.

Human Resources

BEA Group employees at the end of June 2002:

Hong Kong	3,961 persons
Other Greater China	691 persons
Overseas	367 persons
Total	5,019 persons

The harmonisation exercise to align the grading and titling structure, compensation and benefits of the three merging banks was the focus in the first quarter of 2002 until its implementation in April 2002 upon the legal merge of FPB with BEA. Thereafter, efforts were switched to monitoring these benefits programmes with the aim of bringing out the synergy of the new structure. Customised training programmes have also been provided to staff with a view to help them adapt to their new roles and perform effectively under a dynamic organisation structure.

PROSPECTS

BEA has maintained its strategic position as one of the most respected financial institutions in Hong Kong. BEA continued to pursue its growth strategy to enhance its franchise. With the difficult operating environment, BEA endeavours to develop alternate income sources and exploit new market opportunities. BEA successfully completed the merger with FPB in April 2002, enhancing its efficiency and economies of scale. To realise greater value from its extensive local branch network, BEA has undertaken a broad programme to promote the sale of insurance, financial service and other products at its branches. In February 2002, BEA also kicked off its new corporate identity initiative, with a dynamic brand image and new branch layouts tailored to BEA's strategy.

BEA continues to seek potential acquisition and alliance opportunities as part of its growth strategy. In January 2002, the Bank acquired a majority shareholding in Tengis Limited, a major corporate service provider in Hong Kong. The acquisition enhances BEA's position as a foremost provider of professional corporate services and provides good business prospects to the Bank. It will be a significant fee income contributor to BEA in the coming years and will deliver a large corporate customer base to which the Bank can market its insurance and financial service products to match BEA's strategy of serving as a comprehensive one-stop financial services provider, and developing potential fee-based income streams.

The China market forms an important element of BEA's growth strategy. The Bank has been aggressively leveraging its strong and well established China presence to further enhance its position as the premier foreign bank in China. With an extensive branch and office network in China, the Bank is well prepared to capitalise on the opportunities arising from the liberalisation of the banking industry in China following China's accession to the World Trade Organisation. The business prospects of the China market remain enormous. BEA will also explore strategic alliance opportunities in China to enhance its business development and opportunities.

RESIGNATION OF DIRECTOR

BEA announces that, subsequent to the appointment of Professor Arthur Li Kwok-cheung as Secretary for Education and Manpower for the Government of the Hong Kong Special Administrative Region, Professor Arthur Li has tendered his resignation as a Director of BEA with effect from 1st August, 2002.

The Bank is pleased to take this opportunity to congratulate Professor Arthur Li on his appointment as Secretary for Education and Manpower, and wishes to express our sincere thanks for his contribution and support to BEA during his tenure of service on the Board since 1995.

DEALING IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the six months ended 30th June, 2002.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Bank is not, or was not for any part of the six months ended 30th June, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By order of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 1st August, 2002

Companies Registry
公 司 註 冊 處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 255

1 Company Name 公司名稱

The Bank of East Asia, Limited
東亞銀行有限公司

2 Type of Change 更改事項

- [x] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [x] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Li	Kwok Cheung, Arthur 李 國章

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
C642681(4)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation
辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
01	08	2002	N/A

Date 日期

Presentor's Name and Address
提交人的姓名及地址

East Asia Secretaries Limited
20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong
Tel. No.: 2842 3033
Doc. No.: T0180005
Deadline: 14/08/2002

For Official Use
請勿填寫本欄

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name
現用姓名

Name／New Name
姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Ho Kam Lan) Date 日期： 2nd August, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Companies Registry
公司註冊處

表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
17	07	2002	To 至	31	07	2002

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$55,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$210,980.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ HK$3,599,380,792.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額: Paid 已繳付	Amount Paid and Payable on Each Share 每股已／應繳付的款額: Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
Ordinary	-22,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$210,980.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿塡寫本欄

Company Number 公司編號

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-22,000-		
	Total Shares Allotted by Class 各類別股份分配總額	-22,000-		

Signed 簽名：

(Name 姓名)：(Molly HO Kam Lan) Date 日期： 6 AUG 2002

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

SCRIP DIVIDEND SCHEME

SCRIP DIVIDEND SCHEME

On 1st August, 2002, your Directors announced the unaudited results of the Bank for the six months ended 30th June, 2002 and declared an interim dividend of HK$0.21 per share for the year ending 31st December, 2002 in cash with an option to receive new, fully paid ordinary shares in lieu of cash ("Scrip Dividend Scheme"). The interim dividend will be paid on or about Thursday, 19th September, 2002 to shareholders whose names are on the Register of Members at the close of business on Thursday, 29th August, 2002.

New share entitlements will be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Monday, 2nd September, 2002 to Friday, 6th September, 2002. The exact number of new shares to which a shareholder electing to receive new shares in lieu of cash will be entitled may only be determined after the close of business on 6th September, 2002. The basis of allotment of the new shares will be published in the press on Monday, 9th September, 2002.

Fraction of a new share under the Scrip Dividend Scheme will not be issued to shareholders. The benefit of fractional entitlements will accrue to the Bank. The new shares will not be entitled to the interim dividend in respect of the financial year ending 31st December, 2002, but will rank pari passu in all other respects with the existing shares.

Details of the Scrip Dividend Scheme and the election form will be sent to shareholders on or about Thursday, 29th August, 2002. The form of election will not be sent to shareholders who have made a permanent election for shares or permanent receipt of cash dividend. The form of election will also not be sent to shareholders who have registered addresses in the United States of America or any of its territories or possessions, or in Canada. These shareholders will receive the interim dividend wholly in cash.

The share certificates for the Scrip Dividend Scheme will be sent to shareholders by ordinary mail at their own risk on or about Thursday, 19th September, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 26th August, 2002 to Thursday, 29th August, 2002. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, by 4:00 p.m. on Friday, 23rd August, 2002.

CONDITION OF SCRIP DIVIDEND SCHEME

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the new shares.

STOCK EXCHANGE LISTING

Save that the Convertible Bonds due 2003 issued by the Bank are listed on the Luxembourg Stock Exchange, no part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than the Stock Exchange. Application has been made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the new shares to be issued under the Scrip Dividend Scheme.

CENTRAL CLEARING AND SETTLEMENT SYSTEM ("CCASS")

Shares issued by the Bank have been admitted as eligible securities for deposit and settlement in CCASS established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the shares of the Bank may be settled through CCASS. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 16th August, 2002.

東亞銀行有限公司

（1918年在香港註冊成立之有限公司）

以股代息計劃

以股代息計劃

本銀行董事會於2002年8月1日宣布本銀行截至2002年6月30日止六個月未經審核的業績，並宣布派發中期股息每股港幣2角1仙，股東可選擇收取已繳足股款的新發行普通股以代替現金（「以股代息計劃」）。此項中期股息將約於2002年9月19日星期四派發予2002年8月29日星期四辦公時間結束時已登記在股東名冊上的股東。

新股股數的計算準則乃按照本銀行現有股份在香港聯合交易所有限公司（「聯交所」）於2002年9月2日星期一至9月6日星期五的平均收市價計算。因此，凡選擇收取新股以代替現金的股東所應獲發給的新股數目須待2002年9月6日聯交所收市後方能確定。發給新股的計算基準將於2002年9月9日星期一在報章公布。

股東將不獲配發不足一股的零碎股份，而有關零碎股份的利益將歸本銀行所有。所發行的新股除不能享有截至2002年12月31日止的財政年度所宣布派發的中期股息外，將與本銀行現有股份享有同等權益。

有關是項以股代息計劃的詳情將連同有關選擇表格約於2002年8月29日星期四寄予各股東。選擇表格將不會寄予以前已選擇長期收取股份代替現金或長期收取現金股息的股東。此外，凡註冊地址在美國及其任何領土或屬土或在加拿大的股東，將不獲寄發選擇表格，該等股東的中期股息將全部以現金派發。

根據以股代息計劃所發行的股票將約於2002年9月19日星期四以平郵寄予股東，如有郵誤，由收件股東承擔責任。

過戶日期

由2002年8月26日星期一起至8月29日星期四止，本銀行將暫停辦理股份過戶登記。如欲享有上述中期股息，請於2002年8月23日星期五下午4時前將過戶文件送達香港中環干諾道中111號永安中心5樓標準証券登記有限公司辦理登記。

以股代息計劃的條件

是項以股代息計劃須待聯交所上市委員會批准所建議發行的新股上市買賣方可作實。

新股上市買賣

除本銀行已發行於2003年到期的可換股債券在盧森堡證券交易所上市外，本銀行的股份或其他債務證券目前並無於聯交所以外的其他證券交易所上市買賣。本行已向聯交所上市委員會申請批准將是次建議的以股代息計劃所發行的新股上市買賣。

中央結算及交收系統（「中央結算系統」）

本銀行的股份已被納入香港中央結算有限公司設立及管理的中央結算系統為合資格證券。投資者可透過中央結算系統交收買賣本銀行股份。投資者應就此等交收安排詳情及此等安排對其權利及權益的影響程度向其證券經紀或其他專業顧問徵詢意見。

承董事會命
公司秘書
何金蘭　謹啟

香港2002年8月16日